UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CANYON COPPER CORP.
(Exact name of Registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number)

88-0452792
(I.R.S. Employer Identification Number)

Suite 408, 1199 West Pender Street
Vancouver, BC V6E 2R1
Tel: (604) 331-9326
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CAMLEX MANAGEMENT (NEVADA) INC.
8275 S. Eastern Avenue, Suite 200, Las Vegas, NV 89123
Tel: (702) 990-8405
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010, Blaine, WA 98230
Tel: (360) 332-3300

As soon as practicable after this Registration Statement is declared effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]		Accelerated filer [ ]
Non-accelerated filer [ ]	(Do not check if a smaller reporting company)	Smaller reporting company [X]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, par value $0.00001 per share	9,897,554	$0.24	$2,375,412.96	$275.79
(1)

9,897,554 shares of common stock, par value $0.00001 per share, of Canyon Copper Corp., a Nevada corporation (the “Registrant”), are being registered hereunder. The shares consist of: (i) 6,468,528 shares issued in private placement transactions completed in May 2011, June 2011 and July 2011; (ii) 3,234,260 shares issuable upon exercise of share purchase warrants issued by the Registrant in May 2011, June 2011 and July 2011; (iii) 129,844 shares issuable upon exercise of an option (the “Agent’s Option”) issued by the Registrant in July 2011; and (iv) 64,922 shares issuable upon exercise of warrants underlying the Agent’s Option.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended. Based on the average high and low price of the common stock on August 9, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2011

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission (the “SEC”) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

CANYON COPPER CORP.

PROSPECTUS

9,897,554 SHARES OF COMMON STOCK

We are registering 9,897,554 shares of common stock for sale by the selling security holders listed in this prospectus. Of the 9,897,554 shares being registered, 6,468,528 shares were issued in private placement transactions completed in May 2011, June 2011 and July 2011; 3,234,260 shares are issuable upon exercise of share purchase warrants issued by us in May 2011, June 2011 and July 2011 (the “Warrants”), 129,844 shares issuable upon exercise of an option (the “Agent’s Option”) issued by us, and 64,922 shares issuable upon exercise of warrants (the “Agent’s Warrants”) underlying the Agent’s Option.

The selling security holders may resell their shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions, as well as private transactions. We will not receive any proceeds from the sale of shares being sold by the selling security holders. The prices at which the selling security holders may sell their shares will be determined by prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The selling security holders named in this prospectus will bear the costs of all commission or discounts, if any, attributable to the sale of their shares. We are bearing the costs, expenses and fees associated with the registration of the shares in this prospectus. We will not receive any proceeds from the sale of shares of common stock covered by this prospectus. We will receive proceeds on the exercise of the Warrants, the Agent’s Option or the Agent’s Warrants, the underlying shares of which are covered by this prospectus. However, the selling security holders listed in this prospectus are not required to exercise the Warrants, the Agent’s Option or the Agent’s Warrants and there is no assurance that they will exercise these securities. If all Warrants, Agent’s Option, Agent’s Warrants are exercised, we will receive total gross proceeds of CDN $1,695,036.40.

Our common stock trades in Canada on the TSX Venture Exchange under the symbol “CNC” and over the counter in the United States on the OTC Bulletin Board and OTCQB market place under the symbol “CNYC." The last reported sale price of our common stock on the OTC Bulletin Board at the close of business on August 9, 2011 was $0.28 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus titled “Risk Factors” on page 6 before buying any shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus is Dated August 12, 2011

i

CANYON COPPER CORP.
PROSPECTUS

ii

GLOSSARY OF GEOLOGICAL DEFINED TERMS

The following definitions and terms apply throughout this document unless the context otherwise requires:

Actinolite	A mineral containing magnesium and iron and is commonly formed in metamorphic rocks.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan.

Alluvium	A general term for clay, silt, sand, gravel, or similar unconsolidated detrital material, deposited during comparatively recent geologic time by a stream or other body of running water.

Andesite	An extrusive igneous, volcanic rock.

Argillaceous	Sediment or a sedimentary rock containing an appreciable amount of clay.

Au	Gold.

Argillite

A compact rock, derived either from mudstone, or shale, that has undergone a somewhat higher degree of induration than mudstone or shale but is less clearly laminated and without its fissility, and that lacks the cleavage distinctive of slate.

Azurite	A mineral found in oxidized parts of copper deposits.

Basal Conglomerate	A well-sorted, lithologically homogeneous conglomerate that forms the bottom stratigraphic unit of a sedimentary series and that rests on a surface of erosion.

Basalt	A common extrusive volcanic rock. It is usually grey to black and fine grained due to rapid cooling of lava.

Bedded	Applied to rocks resulting from consolidated sediments and accordingly exhibiting planes of separation designated bedding planes.

Belt	Regional surface zone along which mines and prospects occur.

Bioclastic	Rocks consisting of fragmental organic remains.

Bornite	An important copper ore mineral occurs widely in porphyry copper and chalcopyrite.

Calcareous	A substance that contains calcium carbonate.

Calcite	A common constitute of sedimentary rocks and in particular limestone.

Calcsilicate	A metamorphic rock consisting mainly of calcium-bearing silicates.

Carbonaceous	Carbonaceous sediments include original organic tissues and subsequently produced derivatives of which the composition is organic chemically.

Chalcopyrite	A copper iron sulfide mineral.

Chrysocolla	A bluish green to emerald green mineral that forms in crustations and thin seams in oxidized parts of copper-mineral veins.

Claystone	A concretionary mass of clay frequently found in alluvial deposits.

Colluvium	A loose body of sediment that have been built up at the bottom of a low-grade slope.

Conglomerate

A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments larger than 2 mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica, or hardened clay; the consolidated equivalent of gravel.

Cretaceous	A geological period from 145 to 65 million years ago.

Diopside	A white to light green mineral occurring in metamorphic rocks.

Diorite	A grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar.

Dip	The angle at which a bed, stratum, or vein is inclined from the horizontal, measured perpendicular to the strike and in the vertical plane.

Displacement	A general term for the change in position of any point on one side of a fault plane relative to any corresponding point on the opposite side of the fault plane.

Dolomite	A carbonate mineral composed of calcium magnesium carbonate and is a common sedimentary rock forming mineral.

Dolomitic Limestone	A limestone that has been incompletely dolomitized.

Drag	Fragments of ore torn from a lode by a fault.

Epidote	An abundant rock forming mineral, but one of secondary origin.

Fault	A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture.

Fault Zones	A fault that is expressed as a zone of numerous small fractures.

Feldspar	A group of rock forming minerals that make up approximately 60% of the Earth’s crust.

Flotation (testing)	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fossilferous	Containing fossils.

Garnet	A group of minerals used as gemstones and abrasives.

Goethite	An iron bearing oxide mineral found in soil and other low temperature environments.

Granite	A common and widely occurring type of intrusive, felsic and igneous rock.

Granodiorites	Course grained igneous rock intermediate in composition between granite and diorite.

HCI	Hydrogen Chloride.

HNO3	Nitric Acid.

Hedenbergite	A common rock-forming mineral in iron-rich metamorphic rocks, limestone skarns, and fayalite-bearing plutonic rocks.

Hematite	The mineral form of iron (III) oxide.

Hornfels(ed)	A fine-grained rock composed of a mosaic of equidimensional grains without preferred orientation and typically formed by contact metamorphism.

Intercalated	Means layered material.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks.

Jasperoid

A dense, usually gray, chertlike siliceous rock, in which chalcedony or cryptocrystalline quartz has replaced the carbonate minerals of limestone or dolomite; a silicified limestone. It typically develops as the gangue of metasomatic sulfide deposits of the lead-zinc type, such as those of Missouri, Oklahoma, and Kansas.

Jaw Crusher	A primary crusher designed to reduce large rocks or ores to sizes capable of being handled by any of the secondary crushers.

Jones riffle (splitter)

An apparatus used for cutting the size of a sample. It consists of a hopper above a series of open-bottom pockets, usually 1/2 in or 3/4 in (1.27 cm or 1.91 cm) wide, which are so constructed as to discharge alternately, first into a pan to the right, and then into another pan to the left. Each time the sample is passed through the riffle, it is divided into two equal parts; the next pass of one of those parts will give a quarter of the original sample, and so on, until the sample is reduced to the desired weight.

Jurassic	The geological period between 190 million years and 135 million years ago.

Lacustrine	Formed at the bottom or on the shore of lakes.

Latite

A porphyritic extrusive rock having phenocrysts of plagioclase and potassium feldspar in nearly equal amounts, little or no quartz, and a finely crystalline to glassy groundmass, which may contain obscure potassium feldspar; the extrusive equivalent of monzonite.

Limestone	A sedimentary rock composed largely of mineral calcite.

Leaching	The separation, selective removal, or dissolving-out of soluble constituents from a rock or orebody by the natural action of percolating water.

Lode	A mineral deposit in solid rock.

Mafic	A silicate mineral or rock that is rich in magnesium or iron.

Magnetite	A mineral commonly found in iron formations and magmatic iron deposits.

Malachite	A carbonate mineral known as copper carbonate.

Member	A division of a formation, generally of distinct character and of only local extent.

Metasomatic	The chemical alteration of rock by hydrothermal or other fluids.

Metasomatism

The process of practically simultaneous capillary solution and deposition by which a new mineral of partly or wholly different chemical composition may grow in the body of an old mineral or mineral aggregate. The presence of interstitial, chemically active pore liquids or gases contained within a rock body or introduced from external sources is essential for the replacement process, that often, though not necessarily, occurs at constant volume with little disturbance of textural or structural features.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Miocene	A geological epoch from about 23 million years ago to 5.3 million years ago.

Molybdenite	A mineral found in molybdenum.

Molybdenum	A hard, silvery-white metallic element used to toughen alloy steels and soften tungsten alloy.

Monzonites	A granular plutonic rock containing approximately equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.

Oligocene	A geological period from about 34 million years ago to 23 million years ago.

Ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.

Permeable	Means permitting passage of liquids or gases.

Porphyritic	Containing relatively large isolated crystals in a mass of fine texture.

Porphyry	A heterogeneous rock characterized by the presence of crustals in a relatively finer- grained matrix.

Pyrite

The most common of the sulphide minerals. It is usually found associated with other sulphides or oxides in quartz veins, sedimentary rock and metamorphic rock, as well as in coal beds, and as the replacement mineral in fossils.

Pyrrhotite	An unusual iron sulphide mineral with variable iron content.

Quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.

Quatenary Period	The geological time period roughly 2.588 million years ago.

Reverse Circulation (RC)

The circulation of bit-coolant and cuttings-removal liquids, drilling fluid, mud, air, or gas down the borehole outside the drill rods and upward inside the drill rods. Also called countercurrent; counterflush.

Rhyolite	An igneous, volcanic rock of felsic composition.

Sedimentary	A type of rock that is formed by sedimentation of material at the Earth’s surface.

Serpentinite	A rock consisting almost wholly of serpentine-group minerals.

Shale	A rock formed by consolidation of clay, mud, or silt, having a laminated structure and composed of minerals essentially unaltered since deposition.

Sill	A bed of lava or tuff between older layer of rocks.

Siltstone	A sedimentary rock with a grain size in the silt range.

Skarn	Forms in the process of metamorphism and in the contact zone of magmatic intrusions.

Specularite	A black or gray variety of hematite with splendant metallic.

Sphalerite	An mineral that is a source for zinc.

Stockwork	A complex system of structurally controlled or randomly oriented veins.

Stratum (Strata)	A bed or layer of rock; strata, more than one layer.

Strike-Shift Fault	A fault on which the movement is parallel to the fault's strike.

Sulfide	A mineral compound characterized by the linkage of sulfur with a metal or semimetal.

Supergene	A mineral deposit or enrichment formed near the surface, commonly by descending solutions; also, said of those solutions and of that environment.

Tactite	A rock formed by contact metamorphism and metasomatism of carbonate rocks.

Talc	A mineral that occurs as hydrothermal alteration of ultramafic rocks.

Tenor (Grade)	The relative quantity or the percentage of ore-mineral or metal content in an orebod.

Tertiary	The geological period between 65 to 1.64 million years ago.

Triassic	A geological period between 210 and 250 million years ago.

Tremolite	A mineral with magnesium replaced by iron, and silicon by aluminum toward actinolite.

Tuffaceous	Means sediments containing up to 50% tuff.

Tuffs	Rock composed of fine volcanic ash.

Tungsten	A hard, brittle, white or gray metallic element.

Vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.

Volcanic	Characteristics of, pertaining to, situated in or upon, formed in, or derived from volcanoes.

Volcanism	The processes by which magma and its associated gases rise in the crust and are extruded onto the Earth's surface and into the atmosphere.

Volcanoclastic	Volcanic material that has been transported and reworked through wind or water.

SUMMARY INFORMATION, RISK FACTORS AND EARNINGS TO FIXED CHARGES

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” the “Company” and “Canyon” refers to Canyon Copper Corp. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our common stock.

About Us

We were incorporated on January 21, 2000 under the laws of the State of Nevada. Our principal executive office is located at Suite 408, 1199 West Pender Street, Vancouver, British Columbia, Canada V6E 2R1. Our telephone number is (604) 331-9526.

Overview of Our Business

We are an exploration stage company engaged in the acquisition, exploration and development of mineral properties. We currently hold 100% title in a major claim block totalling 1,293 unpatented mineral claims, covering approximately 25,860 acres located in Mineral County, Nevada (the “New York Canyon Claims”). We also hold 21 patented mineral claims covering an area of approximately 420 acres, located within the vicinity of the New York Canyon Claims area. We collectively refer to the New York Canyon Claims and the patented claims as the “New York Canyon Project.” See the sections titled “Our Business” and “Properties” for additional information.

We have not earned any revenues to date and do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that commercially viable mineral deposits exist on our claims or that we will discover commercially exploitable levels of mineral resources on our properties, or if such deposits are discovered, that we will enter into further substantial exploration programs.

The Offering

Securities Offered by the Selling Security Holders:

Up to 9,897,554 shares of our common stock. The shares consist of 6,468,528 shares previously issued by us, 3,234,260 shares issuable on exercise of the Warrants, 129,844 shares issuable on exercise of the Agent’s Option and 64,922 shares issuable on exercise of the Agent’s Warrant. See the section titled “Selling Security Holders” for additional information.

Common Stock Outstanding:

68,396,934 shares of our common stock are issued and outstanding as of the date of this prospectus. We are not issuing any additional shares of common stock. In the event that all of the Warrants, Agent’s Warrants and Agent’s Warrant Shares are exercised, of which there is no assurance, our issued and outstanding shares of common stock will be 71,825,960.

Use of Proceeds:

We will not receive any proceeds from the sale of the common stock by the selling security holders. We may receive proceeds in connection with the exercise of the Warrants, the Agent’s Option and the Agent’s Warrants. We intend to use the proceeds from such exercises for working capital and general corporate purposes. There is no assurance that any of the Warrants, Agent’s Option and Agent’s Warrant’s will ever be exercised. See the section titled “Use of Proceeds” for additional information.

Risk Factors:

An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular you should evaluate the risk factors under the section titled “Risk Factors” beginning on page 6.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The quotation price of our common stock, if we obtain a public quotation at a later date, could decline due to any of these risks, and you may lose all or part of your investment.

We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease exploration activities and if we do not obtain sufficient financing, our business will fail.

We were incorporated on January 21, 2000 and to date have been involved primarily in the acquisition of our mineral property and the exploration and development on this property. We have no exploration history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

-	our ability to locate a profitable mineral property; and

-	our ability to generate revenues.

Our plan of operation calls for significant expenses in connection with the exploration of the New York Canyon Project, which may require us to obtain financing. We recorded a net loss of $627,569 for the nine months ended March 31, 2011 and have an accumulated deficit of $21,613,056 since inception. As at March 31, 2011, we had cash of $10,601. Subsequent to March 31, 2011, we raised gross proceeds of CDN $2,263,955 from the sale of our securities. For the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $1,090,000. Accordingly, we have sufficient funds to meet our planned expenditures over the next twelve months. In the event that we decide to proceed with phase two of our exploration program, of which there is no assurance, we will be required to raise additional financing.

Obtaining financing would be subject to a number of factors, including the market prices for the mineral property and base and precious metals. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation.

Because we anticipate our operating expenses will increase prior to our earning revenues, we may never achieve profitability.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration of our mineral claims and the production of minerals thereon, if any, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we may not be able to ever generate any operating revenues or achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Because we are an exploration stage company, our business has a high risk of failure.

As noted in the financial statements that are included with this prospectus, we are an exploration stage company that has incurred net losses since inception, we have not attained profitable operations and we are dependent upon obtaining adequate financing to complete our exploration activities. These conditions, as indicated in our audit report included in this prospectus for the year ended June 30, 2010, raise substantial doubt as to our ability to continue as a going concern. The success of our business operations will depend upon our ability to obtain further financing to complete our planned exploration program and to attain profitable operations. If we are not able to complete a successful exploration program and attain sustainable profitable operations, then our business will fail.

Because we have not commenced business operations, we face a high risk of business failure.

We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates.

We have no known mineral reserves and if we cannot find any, we will have to cease operations.

We have no mineral reserves. Mineral exploration is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability is subject to further risks including:

-

Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;

-	Availability and costs of financing;
-	Ongoing costs of production; and
-	Environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near the New York Canyon Project and such other factors as government regulations, including regulations relating to allowable production, exporting of minerals, and environmental protection. If we do not find a mineral reserve or define a mineral inventory containing gold, silver or copper or if we cannot explore the mineral reserve, either because we do not have the money to do it or because it will not be economically feasible to do it, we will have to cease operations and investors will lose their investment.

In order to maintain our rights to the New York Canyon Project, we will be required to make annual filings with federal and state regulatory agencies and/or be required to complete assessment work on the New York Canyon Project.

In order to maintain our rights to the New York Canyon Project, we will be required to make annual filings with federal and state regulatory authorities. Currently the amount of these fees is approximately $195,000; however, these maintenance fees are subject to adjustment. In addition, we may be required by federal and/or state legislation or regulations to complete minimum annual amounts of mineral exploration work on the New York Canyon Project. A failure by us to meet the annual maintenance requirements under federal and state laws could cause our rights to the New York Canyon Project to lapse.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages if and when we conduct mineral exploration activities.

The search for valuable minerals involves numerous hazards. As a result, if and when we conduct exploration activities we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

If the price of base and precious metals declines, our financial condition and ability to obtain future financings will be impaired.

The price of base and precious metals is affected by numerous factors, all of which are beyond our control. Factors that tend to cause the price of base and precious metals to decrease include the following:

(a)	Sales or leasing of base and precious metals by governments and central banks;

(b)	A low rate of inflation and a strong US dollar;

(c)	Speculative trading;

(d)	Decreased demand for base and precious metals industrial, jewelry and investment uses;

(e)	High supply of base and precious metals from production, disinvestment, scrap and hedging;

(f)	Sales by base and precious metals producers and foreign transactions and other hedging transactions; and

(g)

Devaluing local currencies (relative to base and precious metals price in US dollars) leading to lower production costs and higher production in certain major base and precious metals producing regions.

Our business is dependent on the price of base and precious metals. We have not undertaken hedging transactions in order to protect us from a decline in the price of base and precious metals. A decline in the price of base and precious metals may also decrease our ability to obtain future financings to fund our planned development and exploration programs.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan.

Our success is dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants. This is particularly true in highly technical businesses such as mineral exploration. These individuals are in high demand and we may not be able to attract the personnel we need. The loss of the services of senior management or key personnel could have a material and adverse effect on us, our business and results of operations. Failure to hire key personnel when needed, or on acceptable terms, would have a significant negative effect on our business.

As we undertake exploration of our New York Canyon project, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.

There are several governmental regulations that materially restrict mineral exploration. We are required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

(a)	Water discharge will have to meet drinking water standards;

(b)	Dust generation will have to be minimal or otherwise re-mediated;

(c)	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

(d)	An assessment of all material to be left on the surface will need to be environmentally benign;

(e)	Ground water will have to be monitored for any potential contaminants;

(f)	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

(g)	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. If remediation costs exceed our cash reserves we may be unable to complete our exploration program and have to abandon our operations.

If we become subject to increased environmental laws and regulation, our operating expenses may increase.

Our development and production operations are regulated by both US Federal and Nevada state environmental laws that relate to the protection of air and water quality, hazardous waste management and mine reclamation. These regulations will impose operating costs on us. If the regulatory environment for our operations changes in a manner that increases costs of compliance and reclamation, then our operating expenses would increase with the result that our financial condition and operating results could be adversely affected.

There has been a very limited public trading market for our securities, and the market for our securities may continue to be limited and be sporadic and highly volatile.

There is currently a limited public market for our common stock. Our common stock trades in Canada on the TSX Venture Exchange and over the counter in the United States on the OTC Bulletin Board and OTCQB market place. We cannot assure you that an active market for our shares will be established or maintained in the future. The OTC Bulletin Board and OTCQB are not national securities exchanges, and many companies have experienced limited liquidity when traded through these quotation systems. Holders of our common stock may, therefore, have difficulty selling their shares, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares, which may be purchased, may be sold without incurring a loss. The market price of our shares, from time to time, may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the shares in the future.

In addition, the market price of our common stock may be volatile, which could cause the value of our common stock to decline. Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic conditions, could cause the market price of our common stock to fluctuate substantially. Many factors that are beyond our control may significantly affect the market price of our shares. These factors include:

-	price and volume fluctuations in stock markets;
-	changes in our operating results;
-	any increase in losses from levels expected by securities analysts;
-	changes in regulatory policies or law;
-	operating performance of companies comparable to us; and
-	general economic trends and other external factors.

Even if an active market for our common stock is established, stockholders may have to sell their shares at prices substantially lower than the price they paid for the shares or might otherwise receive than if an active public market existed.

If we complete a financing through the sale of additional shares of our common stock, shareholders will experience dilution.

The most likely source of future financing presently available to us is through the issuance of our common stock. Any sale of share capital will result in dilution to existing shareholders. The only other anticipated alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof, which is not presently contemplated.

Because our stock is a penny stock, stockholders will be more limited in their ability to sell their stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system.

Because our securities constitute "penny stocks" within the meaning of the rules, the rules apply to us and to our securities. The rules may further affect the ability of owners of shares to sell our securities in any market that might develop for them. As long as the quotation price of our common stock is less than $5.00 per share, the common stock will be subject to Rule 15g-9 under the Securities Exchange Act of 1934 (the “Exchange Act”). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that:

1.	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

2.

contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

3.	contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

4.	contains a toll-free telephone number for inquiries on disciplinary actions;

5.	defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and

6.	contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with: (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute "forward-looking statements.” These statements, identified by words such as “plan,” "anticipate,” "believe,” "estimate,” "should,” "expect" and similar expressions include our expectations and objectives regarding our future financial position, operating results and business strategy. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; changes in labour costs or other costs of production; future mineral prices; equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry, including but not limited to environmental hazards, cave-ins, pit-wall failures, flooding, rock bursts and other acts of God or unfavourable operating conditions and losses; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section titled "Risk Factors" in this prospectus.

Forward looking statements are based on a number of material factors and assumptions, including the results of exploration and drilling activities, the availability and final receipt of required approvals, licenses and permits, that sufficient working capital is available to complete proposed exploration and drilling activities, that contracted parties provide goods and/or services on the agreed time frames, the equipment necessary for exploration is available as scheduled and does not incur unforeseen break downs, that no labour shortages or delays are incurred and that no unusual geological or technical problems occur. While we consider these assumptions may be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in the section titled “Risk Factors” in this prospectus.

We intend to discuss in our Quarterly Reports and Annual Reports any events or circumstances that occurred during the period to which such documents relate that are reasonably likely to cause actual events or circumstances to differ materially from those disclosed in this prospectus. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of such factors, may cause actual results to differ materially from those contained in any forwarding looking statement.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND
INFERRED RESOURCES

This prospectus uses the terms “measured”, “indicated” and “inferred” “resource” in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian securities regulatory authorities. We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measurements. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource can be economically or legally mined or extracted.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock sold by the selling security holders. However, we will receive proceeds in connection with any exercise of the Warrants, the Agent’s Option and the Agent’s Warrants. The Warrants are exercisable at a price of CDN $0.50 per share and the Agent’s Option is exercisable at a price of CDN $0.35 per unit. Each unit issued on exercise of the Agent’s Option will consist of one share of our common stock and one Agent’s Warrant. In the event that the Agent’s Option is exercised and the Agent’s Warrants are issued, the Agent’s Warrants are exercisable at a price of CDN $0.50 per share. If all of the Warrants, Agent’s Option and Agent’s Warrants are exercised, we will receive gross proceeds of CDN $1,695,036.40. However, there is no assurance that any of the Warrant’s Agent’s Option, Agent’s Warrants will ever be exercised. We intend to use any proceeds from the exercise of the Warrants, the Agent’s Option and the Agent’s Warrants for working capital and general corporate purposes.

The Warrants, the Agent’s Option and the Agent’s Warrants are not being offered under this prospectus; however, the shares of our common stock underlying these securities are being offering under this prospectus by the selling security holders.

SELLING SECURITY HOLDERS

The selling security holders named in this prospectus are offering 6,468,528 shares of common stock already issued and outstanding, 3,234,260 shares issuable on exercise of the Warrants, 129,844 shares issuable on exercise of the Agent’s Option and 62,922 shares issuable on exercise of the Agent’s Warrants.

The selling security holders acquired the shares of common stock offered through this prospectus from us in the following private placement offering transactions:

(a)

On May 11, 2011, we completed a private placement of 3,206,602 units at a price of CDN $0.35 per unit for total proceeds of CDN $1,112,310.70. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until November 10, 2012. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

(b)

On May 11, 2011, we completed a private placement of 142,857 units at a price of CDN $0.35 per unit for total proceeds of approximately CDN $50,000 to a person that was a member of our Board of Directors at the time of issuance. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until November 10, 2012. The issuance was completed pursuant to the provisions of Section 4(2) of the Securities Act.

(c)

On June 8, 2011, we completed a private placement of 97,856 units at a price of CDN $0.35 per unit for total proceeds of CDN $34,250. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until December 7, 2012. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

(d)

On July 8, 2011, we completed a private placement of 857,142 units at a price of CDN $0.35 per unit for gross proceeds of CDN $300,000 to a company owned by Anthony Harvey, Chairman, CEO and a member of our Board of Directors. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 8, 2013. This issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

(e)

On July 13, 2011, we completed a private placement of 2,164,071 units at a price of CDN $0.35 per unit for gross proceeds of CDN $757,424.85. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 13, 2013. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act. In connection with the offering, we issued an option to purchase 129,844 units at a price of CDN $0.35 per unit until January 13, 2013 (the “Agent’s Option”). On exercise of the Agent’s Option, each unit will consist of one share of our common stock and one-half of one non-transferable Warrant (the “Agent’s Warrants”). Each whole Agent’s Warrant will entitle the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 13, 2013. The issuance of the Agent’s Option was completed pursuant to Regulation S of the Securities Act.

The following table provides as of August 9, 2011 information regarding the beneficial ownership of our common stock held by each of the selling security holders, including:

1.	the number of shares beneficially owned by each prior to this Offering;
2.	the total number of shares that are to be offered by each;
3.	the total number of shares that will be beneficially owned by each upon completion of the Offering;
4.	the percentage owned by each upon completion of the Offering; and
5.	the identity of the beneficial holder of any entity that owns the shares.

Name Of Selling Security Holder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares	Percent(2)		Number of Shares	Percent(2)
MILTON DATSOPOULOS(3)	1,695,535	2.4%	214,285	1,481,250	2.1%
JEANNETTE COULPIER	462,000	*	225,000	237,000	*
JEFFREY R. HARVEY	247,250	*	89,250	158,000	*

Name Of Selling Security Holder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares	Percent(2)		Number of Shares	Percent(2)
IAN M. GRAY	30,000	*	30,000	0	*
GARRETT AINSWORTH	835,000	1.2%	45,000	790,000	1.2%
BENJAMIN AINSWORTH(4)	1,159,082	1.6%	46,500	1,114,082	1.5%
AE FINANCIAL MANAGEMENT LTD.(5)	37,500	*	37,500	37,500	*
JOHN DAVID KWONG	45,000	*	45,000	0	*
S. VAL DONOVAN	113,035	*	21,427	98,750	*
WARREN STANYER	225,000	*	225,000	0	*
DALE HALLMAN	150,000	*	150,000	0	*
ERIC M. BEDDIS	225,000	*	225,000	0	*
TDC PROPERTIES LTD.(6)	37,500	*	37,500	0	*
SUSAN J. KNOX	30,000	*	30,000	0	*
YUEN SHI CHENG	15,000	*	15,000	0	*
ARLIN MCNEILL	15,000	*	15,000	0	*
RONALD M. LANG	15,000	*	15,000	0	*
FRANK A. LANG	42,862	*	42,862	0	*
CHARITY MEISTER	58,072	*	58,072	0	*
BARRY SIU	21,750	*	21,750	0	*
DEBORAH L. KENNEDY	300,000	*	300,000	0	*
LORMI HOLDINGS INC.(7)	15,000	*	15,000	0	*
ATON VENTURES FUND LIMITED(8)	1,124,096	1.6%	1,071,429	52,667	*
CLARION FINANZ AG(9)	1,738,807	2.4%	1,607,140	131,667	*
SILVER BF VENTURES SDN BHD(10)	3,515,118	4.9%	428,571	3,086,547	4.3%
WALTER KNOX	12,900	*	12,900	0	*
BRUCE A. THOMSON	75,000	*	75,000	0	*
SAMANTHA THOMSON	21,427	*	21,427	0	*
ALANA THOMSON	7,500	*	7,500	0	*
MICHAEL LETTS	42,856	*	42,856	0	*
ARH MANAGEMENT LTD.(11)	3,915,098	5.3%	1,285,713	1,909,385	2.6%
3408256 CANADA INC.(12)	150,000	*	150,000	0	*
OTTO FELBER	150,000	*	150,000	0	*
JAMES AITKEN	45,000	*	45,000	0	*
PETER AITKEN	207,500	*	108,000	98,750	*
WOLFGANG KYSER	75,000	*	75,000	0	*
HUGH COULSON	105,000	*	105,000	0	*
AMC LTD.(13)	85,500	*	85,500	0	*
NANCY HALL-CHAPMAN	150,000	*	150,000	0	*
DAVID CHAPMAN	150,000	*	150,000	0	*
JAMES WATT	150,000	*	150,000	0	*
FIRST CASTLE FRANK HOLDINGS LTD.(14)	45,000	*	45,000	0	*
EMIL FUNG	42,750	*	42,750	0	*
LANCE GROSLO	42,856	*	42,856	0	*
MIKE BONE	8,550	*	8,550	0	*

Name Of Selling Security Holder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares	Percent(2)		Number of Shares	Percent(2)
JERET BODE	15,000	*	15,000	0	*
MARK SMITH-WINDSOR	15,000	*	15,000	0	*
BRIAN GIBBS	150,000	*	150,000	0	*
49 NORTH RESOURCES INC.(15)	1,071,450	1.5%	1,071,450	0	*
DANIEL HARDIE	112,500	*	112,500	0	*
ALEXANDER MOFFAT	21,000	*	21,000	0	*
DAVID HALLS	43,500	*	43,500	0	*
DAVID S. RUPERT	43,500	*	43,500	0	*
4665423 MANITOBA LTD.(16)	82,500	*	82,500	0	*
PERRY MEIKLE	46,500	*	46,500	0	*
TIMOTHY CAMPBELL	90,000	*	90,000	0	*
STEPHAN STUPARU	33,000	*	33,000	0	*
1266845 ONTARIO LTD.(17)	214,500	*	214,500	0	*
MGI SECURITIES CORP.(18)	171,786	*	171,786	0	*
PI FINANCIAL CORP.(19)	14,400	*	14,400	0	*
BMO NESBITT BURNS INC.(20)	8,580	*	8,580	0	*

Notes:
*	Represents less than 1%.
(1)

The number of shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock options or warrants.

(2)	The percentages of beneficial ownership are based on 71,825,960 shares, which assumes the exercise of the Warrants, the Agent’s Option and the Agent’s Warrants.
(3)	Milton Datsopoulos served as a member of our Board of Directors until May 17, 2011.
(4)	Benjamin Ainsworth is our President, Secretary and a member of our Board of Directors.
(5)	Ed Low has investment and voting power over the securities that AE Financial Management Ltd. owns.
(6)	Alexander Wong has investment and voting power over the securities that TDC Properties Ltd. owns.
(7)	Michael Wilson has investment and voting power over the securities that Lormi Holdings Inc. owns.
(8)	David Dawes has investment and voting power over the securities that Aton Ventures Fund Limited owns.
(9)	Carlo Civelli has investment and voting power over the securities that Clarion Finanz AG owns.
(10)	David Dawes has investment and voting power over the securities that Silver BF Ventures SDN BHD owns.
(11)	Anthony Harvey, our Chairman, Chief Executive Officer and a member of our Board of Directors, has investment and voting power over the securities that ARH Management Ltd. owns.
(12)	Philip Armstrong has investment and voting power over the securities that 3408256 Canada Inc. owns.
(13)	Robin Balme and Anthony Balme have investment and voting power over the securities that AMC Ltd. owns.
(14)	Bruno J. Arnold has investment and voting power over the securities that First Cast Frank Holdings Ltd. owns.
(15)	Tom MacNeill has investment and voting power over the securities that 49 North Resources Inc. owns.
(16)	Aaron Rookes has investment and voting power over the securities that 4665423 Manitoba Ltd. owns.
(17)	Paul Millar has investment and voting power over the securities that 1266845 Ontario Ltd. owns.
(18)

MGI Securities Inc. (“MGI”) acted as our lead agent in connection with our July 13, 2011 private placement under Regulation S of the Securities Act. As commission for the services provided by MGI for the July 13, 2011 private placement, MGI received a cash commission of CDN $45,445.49 and an option to purchase 129,844 units at a price of CDN $0.35 per unit until January 13, 2013. On exercise of the option, each unit will consist of one share of our common stock and one-half of one non-transferable Warrant. Each whole Warrant will entitle the holder to purchase an additional share of common stock at a price of CDN $0.50 per share until January 13, 2011. James Andrews has investment and voting power over the securities that this selling security holder owns.

(19)

PI Financial Corp. (“PI Financial”) acted as a sub-agent in connection with our July 13, 2011 private placement under Regulation S of the Securities Act. As commission for the services provided by PI Financial for the July 13, 2011 private placement, PI Financial received an option to purchase 9,600 units at a price of CDN $0.35 per unit until January 13, 2013. On exercise of the option, each unit will consist of one share of our common stock and one-half of one non-transferable Warrant. Each whole Warrant will entitle the holder to purchase an additional share of common stock at a price of CDN $0.50 per share until January 13, 2011. Roslyn Zenovitch has investment and voting power over the securities that this selling security holder owns.
(20)

BMO Nesbitt Burns (“BMO”) acted as a sub-agent in connection with our July 13, 2011 private placement under Regulation S of the Securities Act. As commission for the services provided by BMO for the July 13, 2011 private placement, BMO received an option to purchase 5,720 units at a price of CDN $0.35 per unit until January 13, 2013. On exercise of the option, each unit will consist of one share of our common stock and one-half of one non- transferable Warrant. Each whole Warrant will entitle the holder to purchase an additional share of common stock at a price of CDN $0.50 per share until January 13, 2011. Tom Flynn has investment and voting power over the securities that this selling security holder owns.

Except as disclosed above, none of the selling security holders:

(i)	has had a material relationship with us other than as a stockholder at any time within the past three years; or

(ii)	has ever been one of our officers or directors.

PLAN OF DISTRIBUTION

Offering by the Selling Security Holders

The selling security holders named in this prospectus may sell their shares on a continuous or delayed basis after this registration statement is declared effective. The selling security holders may sell some or all of their common stock in one or more transactions, including block transactions:

1.	On such public markets as the common stock may from time to time be trading;

2.	In privately negotiated transactions;

3.	Through the writing of options on the common stock;

4.	In short sales; or

5.	In any combination of these methods of distribution.

The selling security holders named in this prospectus may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions. Any broker or dealer participating in such transactions as agent may receive a commission from the selling security holders, or, if they act as agent for the purchaser of such common stock, from such purchaser. The selling security holders will likely pay the usual and customary brokerage fees for such services.

We are bearing all costs relating to the registration of this offering. The selling security holders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling security holders named in this prospectus must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. The selling security holders and any broker-dealers who execute sales for the selling security holders may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In particular, during such times as the selling security holders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may among other things:

1.	Not engage in any stabilization activities in connection with our common stock;

2.	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

3.	Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

The selling security holders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling security holders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Company, the selling security holders and their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such persons are distributing shares covered by this prospectus. Accordingly, the selling security holders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling security holders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the SEC.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital consists of 131,666,666 shares of common stock, par value of $0.00001 per share, of which 68,396,934 shares of common stock are issued and outstanding.

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of not less than one percent (1%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. Except as otherwise provided by law, our Articles of Incorporation or our Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by our Articles of Incorporation or our Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by our Articles of Incorporation or our Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to the rights and restrictions of preferred stock, the holders of common stock are entitled to receive dividends when and if declared by the directors out of funds legally available therefore and to share pro rata in any distribution to common stockholders. The shares of common stock do not carry any subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

Upon our liquidation, dissolution, or winding up, the holders of the common stock, after payment of all liabilities and outstanding amounts due to the holders of the preferred stock, are entitled to receive our net assets in proportion to the respective number of shares held by them.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Dividends

We have neither declared nor paid any cash dividends on our capital stock since our inception and do not contemplate paying cash dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business. Our board of directors will determine future dividend declarations and payments, if any, in light of the then-current conditions they deem relevant and in accordance with Chapter 78 of Nevada Revised Statutes (the “NRS”).

There are no restrictions in our articles of incorporation or in our bylaws which prevent us from declaring dividends. Chapter 78 of NRS, however, does prohibit us from declaring dividends where, after giving effect to the distribution of a dividend:

(a)	We would not be able to pay our debts as they become due in the usual course of business; or

(b)

Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving distributions.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company, or any of its parents or subsidiaries, a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

O’Neill Law Group PLLC has assisted us in the preparation of this prospectus and registration statement and will provide counsel with respect to other legal matters concerning the registration and offering of the common stock. Attorneys who are members of or employed by O’Neill Law Group PLLC who have provided advise with respect to this matter own shares and options to purchase shares of our common stock.

Manning Elliott LLP (“Manning”), our former independent accountant, and Saturna Group Chartered Accountants LLP (“Saturna”), our current independent accountant, have audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Manning and Saturna have presented their reports with respect to our audited financial statements. The reports of Manning and Saturna are included in reliance upon their authority as experts in accounting and auditing.

Chris Broili, C.P. Geo. and L.P. Geo., and Mel Klohn, L.P. Geo, both of BK Exploration Associates, and Gary Giroux, P. Eng., of Giroux Consultants Ltd., are the authors of our Canadian National Instrument 43-101 (“NI 43-101”) Technical Report titled “Technical Report on the New York Canyon Project” dated April 6, 2010 and prepared in accordance with NI 43-101.

OUR BUSINESS

Overview

We were incorporated on January 21, 2000 under the laws of the State of Nevada. On May 15, 2009, we completed a one-for-three reverse split of our common stock, decreasing our authorized capital from 500,000,000 shares of common stock, par value $0.00001 per share, to 166,666,666 shares of common stock, par value $0.00001 per share. On November 24, 2010, in order to conform our capital structure with the requirements of the TSX Venture Exchange, we completed a 79-for-100 reverse split of our common stock, decreasing our authorized capital from 166,666,666 shares of common stock, par value $0.00001 per share, to 131,666,666 shares of common stock, par value $0.00001 per share.

We are an exploration stage company engaged in the acquisition, exploration and development of mineral properties. We currently hold 100% title in a major claim block totaling 1,293 unpatented mineral claims, covering approximately 25,860 acres located in Mineral County, Nevada (the “New York Canyon Claims”). We also hold 21 patented mineral claims covering an area of approximately 420 acres, located within the vicinity of the New York Canyon Claims area. We collectively refer to the New York Canyon Claims and the patented claims as the “New York Canyon Project.”

In fiscal 2008 and 2009, we restricted our activities on the New York Canyon Project to the review and analysis of data collected during our 2006 exploration program and maintaining the New York Canyon Project in good standing. This was primarily due to the fact that we had limited funds during fiscal 2008 and 2009.

In fiscal 2010, we primarily focused our resources on the proposed listing on the TSX Venture Exchange and maintaining our New York Canyon Project in good standing. In addition, we engaged our consulting geologists to update our Technical Report on the New York Canyon Project. In connection with this update, our consulting geologists provided a Canadian NI 43-101 indicated and inferred mineral resource estimate (mineralized material under SEC Industry Guide 7) on the New York Canyon Project. See the section titled “Properties - New York Canyon Project – Canadian National Instrument 43-101 Mineral Resource Estimate”.

On July 18, 2011, our shares of common stock commenced trading on the TSX Venture Exchange under the symbol “CNC”.

Products, Markets, Distribution, Suppliers, and Customers

We do not currently produce any products, metals, or minerals nor do we offer any products for sale. We are not party to any distribution arrangements, and have no principal customers or suppliers. We do not anticipate any changes in this status for at least the next 12 months, or until such time as there is a commercially viable mineral or metal deposits located on our mineral property.

Competition

We are an exploration stage company. We compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Markets and Economics

Although we compete with other junior exploration companies for financing, properties of merit, and subcontractors, there is no competition for the exploration or removal of mineralized material from the New York Canyon Project. Although there can be no assurance, large and well capitalized markets are readily available for all metals and precious metals throughout the world. A very sophisticated futures market for the pricing and delivery of future production also exists. At present there are no limitations with respect to the sale of metals or precious metals other than price. The price for metals is affected by a number of global factors, including economic strength and resultant demand for metals for production, fluctuating supplies, mining activities and production by others in the industry, and new and or reduced uses for subject metals.

Description of Mining Industry

The mining industry is highly speculative and of a very high risk nature. As such, mining activities involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Few mining projects actually become operating mines.

The mining industry is subject to a number of factors, including intense industry competition, high susceptibility to economic conditions (such as price of metal, foreign currency exchange rates, and capital and operating costs), and political conditions (which could affect such things as import and export regulations, foreign ownership restrictions). Furthermore, the mining activities are subject to all hazards incidental to mineral exploration, development and production, as well as risk of damage from earthquakes, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage. Hazards such as unusual or unexpected geological formations and other conditions are also involved in mineral exploration and development.

Governmental Controls and Approvals

Exploration and development activities are all subject to stringent national, state and local regulations. All permits for exploration and testing must be obtained through the local Bureau of Land Management (“BLM”) offices of the Department of Interior in the State of Nevada. The granting of permits requires detailed applications and filing of a bond to cover the reclamation of areas of exploration. From time to time, an archaeological clearance may need to be obtained prior to proceeding with any exploration programs.

We plan to secure all necessary permits for any future exploration. We must provide for all environmental concerns and ensure no discharge of water into any body of water regulated by environmental law or regulation. Indigenous and endangered species must only be subject to very minimal or nil disturbances. Restoration of the disturbed land will be completed according to applicable regulations and laws. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental laws since the full nature and extent of our proposed activities cannot be determined until we start our operations.

We have applied for and received permits from the BLM to conduct drilling activities on BLM administered lands within the New York Canyon Project. The BLM reference the property as case file NV N-79198. We are required to adhere to the stipulations of the permit, primarily to plug all drill holes as they are completed and to reclaim roads and drill sites when they are no longer necessary. Reclamation work is ongoing but not complete as the project remains active.

Our mining operation is regulated by Mine and Safety Health Administration (“MSHA”). MSHA inspectors periodically visit our project to monitor health and safety for the workers, and to inspect equipment and installations for code requirements. All of our workers have completed MSHA safety training and must take refresher courses annually when working on our project. A safety officer for the project is also on site.

Other regulatory requirements monitor the following:

(a)	Explosives and explosives handling.
(b)	Use and occupancy of site structures associated with mining.
(c)	Hazardous materials and waste disposal.
(d)	State Historic site preservation.
(e)	Archaeological and paleontological finds associated with mining.

We believe that we are in compliance with all laws and plans to continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect its business operations. There is however no assurance that any change in government regulation in the future will not adversely affect our business operations.

Federal Claim Maintenance Fees

In order to maintain our New York Canyon Project claims each year we must pay a maintenance fee of $140 per claim to the Nevada State Office of the Bureau of Land Management and on November 1 of each year we must file an affidavit and Notice of Intent to Hold the claims in Mineral County. We have paid the required maintenance fees and filed the affidavits required in order to extend the claims to August 31, 2011.

Environmental Liability

The New York Canyon Project property has a history of exploration and development dating back to the early 1900’s. As such there are a series of prospect pits, exploration and mine shafts, road cuts and general mining debris scattered throughout the property. None of this is considered to be an environmental hazard; however, open mine workings are required to be fenced for public safety. Operators during the bulk of the exploration of the property during the 1960’s through 1990’s conducted their activities in compliance with BLM requirements. This work has been either reclaimed or accepted by the BLM. We are not responsible for existing disturbance from prior activities on the New York Canyon Project.

Patents and Trademarks

We do not own, either legally or beneficially, any patents or trademarks.

Research and Development Activities And Costs

We have no plans to undertake any research and development activities in the foreseeable future, and have not incurred research and development expenditures to date.

Employees

Aside from our officers and directors, we have no employees at present.

Reports to Security Holders

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statement or other information that we file with the Commission at the Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at (202) 551-8090 for further information on the public reference room. These Commission filings are also available to the public from commercial document retrieval services and at the Internet site maintained by the Commission at http://www.sec.gov.

PROPERTIES

We rent approximately 1,606 square feet of office space located at Suite 408, 1199 West Pender Street, Vancouver, British Columbia, Canada from ESO Uranium Corp. at a cost of approximately $1,500 per month. This rental is on a month-to-month basis with no formal agreements.

We do not own any real property. We currently hold 100% title in a major claim block totalling 1,293 unpatented mineral claims, covering approximately 25,860 acres located in Mineral County, Nevada (the “New York Canyon Claims”). We also hold 21 patented mineral claims covering an area of approximately 420 acres, located within the vicinity of the New York Canyon Claims area. We collectively refer to the New York Canyon Claims and the patented mineral claims as the “New York Canyon Project.”

NEW YORK CANYON PROJECT

Description of Property

New York Canyon Claims

The 1,293 unpatented lode mining claims were physically staked on the ground. Unpatented claims require annual maintenance fees of $140 per claim payable to the U.S. Bureau of Land Management (“BLM”) by August 31 of each year. Additionally, the county requires recording fees of approximately $15 per claim each year. The claims are current and in good standing through August 31, 2011.

The acquisition of title to the claims was completed pursuant to the terms of the Property Option Agreement dated March 18, 2004 (the “Property Option Agreement”) among the Company and Nevada Sunrise LLC (“Nevada Sunrise”), Robert Weicker, Sharon Weicker, Kurt Schendel, and Tami Schendel (collectively, the “Optionors”).

Under the terms of the Property Option Agreement, we exercised our option to acquire the New York Canyon Claims by: (i) paying $460,000 to the Optionors; (ii) issuing 526,667 shares of our common stock to the Optionors; and (iii) incurring exploration expenditures of a minimum of $2,250,000 on the New York Canyon Claims. The Optionors also retained a 2% net smelter returns royalty (the “Royalty”) over any future production. We have the option to reduce the Royalty to 1% by making a lump sum payment of $1,000,000 to the Optionors.

In accordance with the terms of the Property Option Agreement and upon our acquisition of the New York Canyon Claims, Nevada Sunrise assigned to us its interest under two lease agreements. On October 9, 2004, Nevada Sunrise entered into a lease agreement with Tammy Gentry and Pat Hannigan pursuant to which it obtained a nine year lease over the Copper Queen #2 patented mineral claim. As a result of the assignment of this lease, we are required to pay $1,500 per quarter commencing on October 1, 2004. We have the option to acquire Copper Queen #2 by paying $50,000, of which the quarterly payments may be applied, to the lessors. As of the date of this prospectus, we have paid $40,500 in lease payments which will be credited towards the total purchase price of $50,000.

In addition, on January 1, 2005, Nevada Sunrise entered into a lease agreement with Clifford DeGraw and Richard Markiewicz pursuant to which it obtained a seven year lease over the Mildred and Copper Queen #1 patented mineral claim. As a result of the assignment of these leases, we have acquired the Mildred and Copper Queen #1 patented claims by paying an aggregate $130,000 as follows: (i) $2,500 per quarter commencing on April 1, 2005 (which payments have been made); (ii) $3,500 per quarter commencing on April 1, 2006; (iii) $4,000 per quarter commencing on April 1, 2007; (iv) $5,000 per quarter commencing on April 1, 2008; and (v) $7,500 per quarter commencing on April 1, 2009. On April 1, 2011, we exercised our option to acquire the Mildred and Copper Queen #1 patented claims by virtue of making the final lease payment to the lessors.

Lease Agreement with Jaycor Mining Inc.

On July 21, 2004, we entered into a lease agreement (the “Jaycor Lease Agreement”) with Jaycor Mining, Inc. (“Jaycor”). Under the terms of the Lease Agreement, we were granted rights to explore and, if proved feasible, develop 18 patented mineral claims held by Jaycor (the “Jaycor Claims”). These rights were granted as a lease for an initial term of 15 years, and are renewable for a further 15 years.

As consideration for the lease of the Jaycor Claims, we were required to pay Jaycor the following amounts prior to the commencement of any future production activities: (i) $25,000 on execution of the Jaycor Lease Agreement; (ii) $1,000 monthly commencing on the first anniversary; (iii) $2,000 monthly commencing on the second anniversary; and (iv) $3,000 monthly commencing on the third anniversary and continuing for as long as the Jaycor Lease Agreement is in effect (collectively, the “Jaycor Minimum Payments”)

In addition to the Minimum Payments, we have issued an aggregate of 6,583 shares to Jaycor in accordance with the Jaycor Lease Agreement. As of the date of this prospectus, we have made all required Minimum Payments and is in good standing under the Jaycor Lease Agreement.

The Jaycor Claims under the Lease Agreement are subject to an overriding royalty deed granted to Kookaburra Resources Ltd. (“Kookaburra”) by Jaycor. Upon commencement of production, we are required to pay Kookaburra a net smelter returns royalty of 1.75%, up to a maximum of $2,000,000. In addition, we have also agreed to pay Jaycor a net smelter return royalty of 0.5% until such time as Kookaburra has been paid $2,000,000, at which time the royalty payable to Jaycor will then increase to 1.5% . The 1.5% rate payable is subject to a maximum of $2,000,000, at which time the ongoing royalty payment to Jaycor will be reduced to 0.5% for as long as the Lease Agreement is in effect.

The Jaycor Claims are located in Sections 32, 33 and 34 T8N; R35E MDBM in Mineral County, Nevada and are recorded as follows:

Name of Claim	Mineral Survey No.	US Patent #	County Land Parcel
Mayflower	38	10541	009-170-11
Wall Street	43	21509	009-170-09
Turk	44	21510	009-170-09
Footwall	3447	264845	009-170-03
Nora Higgins	3447	264845	009-170-02
Willie Higgins	3447	264845	009-170-02
Annex No. 1	3447	264845	009-170-03
Annex No. 2	3447	264845	009-170-03
Annex No. 3	3447	264845	009-170-03
Annex No. 4	3447	264845	009-170-03
Iron Gate	4444	806518	009-170-02
Velvet	4444	806518	009-170-02
Saddle	4444	806518	009-170-02
Vacation	4571	982162	009-170-12
Goodenough	4612	989401	009-170-02
Copper Butte	4612	989401	009-170-02
Copper Bar	4612	989401	009-170-02
Hecla	4612	989401	009-170-02

The holders of patented minerals claims generally retain all mineral and property rights, and the permitting procedures for both exploration and development can be streamlined and fast tracked.

Figure 1 – New York Canyon Property

QUATERNARY
Qal
Alluvial deposits
Qpl
Playa deposits
TERTIARY
Tvi
Andesite flows and breccias
CRETACEOUS
Kgr
Quartz monzonite and granodiorite
JURASSIC
Jd
Dunlap Fm
Sandstone, volcanics and conglomerate
JURASSIC & TRIASSIC
JTRj
Gabbs and Sunrise Fm
Intercalated shale and limestone
TRIASSIC
TRl
Luning Fm
Limestone, dolomite and shale
Contacts
Faults
Thrust Faults
95
U.S. Highway
361
Paved roads
New York Canyon Claim Block
Targets
Power Line
Buffington Springs
Copper Queen
Champion
Longshot Ridge
Soda Spring Valley
New York Canyon
Luning
CANADA
Vancouver
Toronto
NEVADA
Reno
Denver
UNITED STATES

N
0 1 2 3 4 kilometers
0 1 2 3 4 miles

BK EXPLORATION ASSOC.

NEW YORK CANYON PROJECT
Mineral County, Nevada USA

LOCATION AND REGIONAL GEOLOGY OF EASTERN MINERAL COUNTY, NEVADA, USA

July 31, 2008

Figure 1

Location and Access, Climate, Local Resources, and Physiography

The New York Canyon Project is approximately five miles east of Luning and 30 miles east of Hawthorne, the seat of Mineral County, in the sparsely populated west central part of Nevada. The largest full-service city with daily commercial air flights to most major American cities is Reno, located 169 miles north-northwest of the New York Canyon Project via paved highway US95. Access to the New York Canyon Project from Hawthorne is via paved highway US95 for 25 miles to Luning and then by 5 miles of all-weather gravel road.

The New York Canyon Project is at the south end of the Gabbs Valley Range with part of the New York Canyon Project extending westward into Soda Spring Valley. The terrain is part of the “Basin and Range” physiographic province consisting of steep rugged hills at elevations from 5,500 to 7,000 feet separated by broad basins ranging from 4,600 to 5,500 feet elevation.

The climate is semi-arid with two seasons: a wet cold winter and a dry hot summer. The main period of snow occurs between November and March. Annual rainfall for the last several years has ranged from 2 to 6 inches per year with temperatures ranging from 25°F to 95°F. The prevailing vegetation consists of grasses, low shrubs (most commonly sagebrush) and occasional patches of pinion pine and juniper trees at higher elevations. The local economy is based largely on ranching and mining with many people employed by the Hawthorne Naval Ammunition Depot.

During the past twenty years, a number of mines have operated in this part of Nevada, mostly gold and silver mines with some by-product base metals. As a result, the community contains a small pool of experienced labor sufficient for the needs of many short-term mining operations.

History

The New York Canyon Project has a long history of exploration, development and production beginning with discovery of the copper oxide deposits in 1875. The district’s first recorded production occurred from 1906 to 1929 when the Wall Street Copper Company consolidated various holdings in the district and commenced copper production at the Anderson, Champion, Mayflower, New York, Turk, Vacation and Wall Street Mines. An estimated 8.9 million pounds of copper was recovered from approximately 110,000 tons of ore at an average grade of 5.5% copper during this period.

1965 to 1979 — A total of 107 exploration drill holes (98,433 feet) were drilled during 1965 to 1979 in the New York Canyon Project area, initially by Amax but primarily by Conoco Oil Company, who subsequently operated the Project from 1977 to 1981. Exploration was focused mainly on porphyry copper-molybdenum sulfide targets at the Copper Queen and Champion prospects. This historic drilling by Conoco, from 1977 to 1981, indicated 13.2 million tons of mineralized material with an average grade of 0.55% copper for the Longshot Ridge area and 142 million tons grading 0.35% and 0.015% molybdenum for the Copper Queen deposit.

In 1979, Conoco contracted Hazen Research, Inc. to conduct a preliminary testing program for copper recovery using sulfuric acid bottle roll leaching tests and flotation tests on drill core sample composites. Hazen prepared composites based on five rock types crushed to minus 0.5 inch size. Drill core from the Copper Queen deposit yielded recoveries ranging from 65% to 75% copper over the six-day leach period with acid consumptions of 160 pounds per ton for porphyry copper mineralized rock to 509 pounds of sulfuric acid (H2SO4) per ton of carbonate-rich host rock. Copper oxide material provided recoveries ranging from 75.0% to 84.45% from the six-day bottle roll test with corresponding acid consumption of 232 to 349 pounds H2SO4 per ton of ore.

1992 to 1997 — Kookaburra Resources Ltd. (“Kookaburra”) and its various joint venture partners – including Coca Mines and Phelps Dodge – conducted the next stage of exploration from 1992 to 1997, drilling 54 holes totaling 13,018 feet to test the Longshot Ridge and Copper Queen skarns. In 1993, Peter Cowdery, PhD., P.Eng. of CORE Engineering and Associates conducted an estimate of the mineralized material at the Longshot Ridge copper oxide deposit for Kookaburra Resources Ltd. The CORE technical report indicated 17.7 million tons of mineralized material with an average grade of 0.55% copper using a 0.23% copper cutoff.

Prior to our acquisition of the New York Canyon Project, Kookaburra commissioned Mountain States R & D International, Inc. to conduct a simulated vat leach test to determine copper recovery in relation to acid consumption on minus three-quarter inch copper mineralized material from Longshot Ridge. A 13.67 kilogram composite of typical copper oxide material was placed into a 5½ foot high column and leached with 25 gram per liter sulfuric acid for 19 days. Results of the test indicated a 39.41% copper recovery with total acid consumption of 174.7 pounds per ton of mineralized material.

General Geology

The New York Canyon Project lies within the central portion of the Walker Lane structural belt, a broad zone of northwest-southeast striking parallel to sub-parallel, right lateral strike-slip faults extending for more than 400 miles through western Nevada and into northern California. The structural belt was initiated during the Jurassic period, at which time a number of important porphyry copper deposits and related skarn deposits, such as Yerington, were formed. Volcanism and related hydrothermal mineralization, often of Tertiary age, are recognized along the length of this structural trend. Significant mining districts associated with the Walker Lane Belt, in addition to Yerington, include Comstock, Goldfield, Rawhide, Tonopah-Hall, Dome Hill and numerous other copper and/or gold-silver occurrences.

The New York Canyon area stratigraphy is comprised mostly of conformable marine sedimentary units of Triassic and Jurassic ages which are intruded by granitic rocks of Cretaceous age. Tertiary-age non-mineralized volcanic flows locally cover these older rocks on the hills and Quaternary-age alluvium and colluvium cover them in the valleys. At New York Canyon, the rocks are disrupted by structures mostly related to the Walker Lane structural belt. These structures provide conduits for mineralizing fluids and often subsequently disrupt mineralized zones.

The oldest rocks belong to the middle to late Triassic age Luning Formation, consisting predominately of dolomite, dolomitic limestone and limestone with minor shale, argillite and conglomerate. Project mapping and logging of drill holes indicate this sequence is approximately 2000 thinner in the Project area than its regionally mapped thickness of more than 10,000 feet. The Luning limestones are thin to medium bedded and intercalated with siltstones in the bottom 1000 feet of the sequence, and massive to thick bedded in the top 4000 feet of the sequence.

The late Triassic age Gabbs Formation conformably overlies the Luning Formation. The Gabbs Formation consists of three members: a thin bedded fossiliferous limestone, argillaceous limestone, and calcareous tuffaceous siltstone. The type locality of the Gabbs Formation is in New York Canyon, where its thickness is measured as 400 feet, but drill logs indicate it is up to 650 feet thick.

The Jurassic age Sunrise Formation conformably overlies the Gabbs Formation. The Sunrise Formation consists of five members with quartz latite porphyry flows near the base overlain by thin bedded limestones, siltstones, silty limestone, tuffaceous siltstone, shale and claystone totaling about 800 feet in thickness in the New York Canyon area.

The Jurassic age Dunlap Formation conformably overlies the Sunrise Formation. The Dunlap Formation is a 3000-foot thick sequence of basal conglomerate, limestones, clastic sediments, and volcanic flows of andesitic and rhyolitic composition.

The strata of New York Canyon are intruded by Jurassic to Cretaceous age multiphase domes, plugs, dikes and sills consisting primarily of diorite and granodiorite with areas of quartz monzonite, granite and other associated felsic rock types.

Numerous Tertiary age units (mostly Oligocene and Miocene age) consisting of mafic to felsic volcanics, volcanoclastics, flows, tuffs, tuffaceous sediments, and continental sediments locally overlie the older rocks. These lithologies are of varying thicknesses ranging from 100s of feet to more than 1000 feet.

Quaternary age deposits consisting of various alluvial and lacustrine sediments comprise the youngest units in the area and fill the valley bottoms and form pediments along the range fronts. These young units may be 200 feet or more thick.

Property Geology at New York Canyon

The upper New York Canyon area consists primarily of the Luning Formation which is overlain by the Gabbs and Sunrise Formations in the Longshot Ridge area. The Luning Formation exposed beneath the Longshot Ridge area consists of gray to tan colored, thickbedded limestone and dolomite. Felsic sills and dikes intrude all units in the area.

The Gabbs Formation at Longshot Ridge is extremely calc-silicate altered. It was originally a very thin bedded to laminated limestone and silty limestone intercalated with siltstone and shale. The Gabbs Formation is comprised of three members: (#1) the lowest member, which is 250 feet thick, consisting of thick black bioclastic limestone intercalated with siltstone, (#2) the middle member, 200 feet thick, consisting of predominately argillaceous limestone intercalated with calcareous and tuffaceous siltstone, and (#3) the upper member, from 0 to 200 feet thick, consisting of argillaceous limestone intercalated with siltstone. The black bioclastic carbonaceous limestone at the base of the Gabbs Formation is a distinct unit which provides a clear marker for the contact with the underlying Luning Formation.

The two lowest members of the Sunrise Formation at Longshot Ridge are also calcsilicate altered. The Sunrise consists of five members: (#1) the lowest member, 100 feet thick, consisting of argillaceous limestone intercalated with siltstone and some quartz latite porphyry flows near the base, overlain by (#2), 50 feet thick, consisting of thick-bedded fossiliferous limestone intercalated with siltstone and silty limestone, overlain by (#3), 250 feet thick, consisting of shale and siltstone, overlain by (#4), 200 feet thick, consisting of silty limestone and limestone, and capped by (#5), 200 feet thick, consisting of claystone and limestone.

The Dunlap formation, mentioned in the previous description of regional geology, is not present in the Longshot Ridge area. Similarly, only one of the Tertiary-age volcanic sequences exists along the flank of Longshot Ridge.

The intrusive rocks (Fi) on Longshot Ridge are primarily sills with some local dikes. Rock types mapped at the surface and encountered in drill holes consist of granodiorite porphyry, porphyritic quartz monzonite, quartz monzonite porphyry and quartz-feldspar porphyry. These sills and dikes are typically only 5 to 20 feet thick but are relatively common throughout the area.

Rock strata on Longshot Ridge average N75°E in strike dip about 35°. The rocks are severely faulted and folded. Drag and overturned features are common. The major faults are curvilinear with fairly high dip angles that commonly change along the strike of the structure. The faults generally trend either northeast or northwest, but there are some local faults that strike north and dip steeply east. For the most part, the faults appear to have normal displacements ranging from 50 to 200 feet.

Deposit Types at New York Canyon Project

Mineralization in the New York Canyon Project occurs principally as contact metasomatic copper skarn deposits and as possible copper porphyry deposits within intrusive bodies at depth beneath the skarns.

Contact metasomatic deposits include a variety of types such as those that are copper-rich, ironrich, tungsten-rich, etc. The deposits are commonly referred to as skarns when rich in copper and tactites when rich in tungsten. Minerals associated with the copper-rich skarn deposits typically include chalcopyrite, bornite, magnetite, specularite, pyrite, pyrrhotite, sphalerite, and molybdenite. Alteration associated with the skarn deposits converts limestone and limy sediments to higher temperature calc-silicate minerals consisting of garnet, epidote, diopside, tremolite and calcite.

Skarn deposits are always adjacent to small to moderate sized intrusive bodies of intermediate composition such as monzonite and granodiorite. These intrusive bodies – occurring mainly as sills, dikes, plugs or stocks – are the sources for the mineralizing and altering hydrothermal fluids and for the heat that drives the fluids. Skarn mineralization develops along specific altered beds of carbonate rock in zones of strong deformation or faulting adjacent to the intrusive bodies.

The New York Canyon copper skarns closely fit these descriptions. The skarns either consist mostly of oxidized minerals, as at Longshot Ridge, or they consist of both oxidized and sulfide minerals as at the Champion prospect west of Longshot Ridge.

Skarn type copper deposits are occasionally associated with larger intrusive bodies that are hosts for porphyry type copper-molybdenum deposits, such as the major Carr Fork copper skarns associated with the world-class Bingham Canyon porphyry copper deposit in Utah. Sizes can range from 10 million to 100 million tons or more with grades of 1% to 2% Cu. Associated metallic minerals include chalcopyrite, bornite, magnetite, specularite, pyrite, pyrrhotite, sphalerite, and molybdenite. Other examples of significant skarn deposits associated with large porphyry-copper deposits include Santa Rita-Pinos Altos in New Mexico, Mason Valley-Copper Canyon in Nevada, and Mission-Pima in Arizona.

Porphyry-type copper-molybdenum deposits are closely associated with and related to moderate sized intrusive rock bodies of intermediate to felsic composition. Porphyry-type mineralization consists of disseminated sulfides and crosscutting stockwork quartz-sulfide veins or veinlets occurring within the intrusive body and extending outward into the surrounding rocks. The intrusive bodies are commonly 0.3 to 1 mile or more across and their emplacement produces large volumes of altered and intensely fractured ground.

At Copper Queen, the westernmost New York Canyon target, known mineralization, incompletely explored to date, consists of both non-oxidized copper sulfide skarns and potential porphyry-type copper-molybdenum sulfides in the underlying intrusive body. The porphyry mineralization remains an exploration target of possible large size based on (1) the widespread occurrences of oxide copper showings on the surface, (2) limited geophysical surveys, (3) apparent doming of the overlying sediments, and (4) the district’s location within the Walker Lane structural belt which hosts several large porphyry systems such as Yerington to the northwest and Hall Mountain to the southeast. Exploration targets for the project might range from 150 million to 400 million tons as grades of 0.4% to 0.5% copper with possible credits in molybdenum.

Mineralization at New York Canyon Project

Mineralization in the New York Canyon Project consists of three principal copper target areas: Longshot Ridge on the east, Champion in the center, and Copper Queen on the west. These target areas are aligned along a west-northwest trend that probably reflects deeper basement structures.

The Longshot Ridge and Champion prospects both contain numerous widespread showings of copper skarn mineralization exposed in surface outcrops and in old mine workings. In contrast, the Copper Queen prospect has no exposed mineralization at the surface but contains copper sulfide skarn at depth and an incompletely tested copper-molybdenum sulfide porphyry system at greater depth. Recent exploration in the New York Canyon Project has focused mainly on the extensive oxide copper skarn mineralization at Longshot Ridge. This mineralization is the subject of this report.

Hydrothermal alteration and mineralization at Longshot Ridge has formed copper-rich skarn in porous and permeable zones within sedimentary rock strata of the Luning, Gabbs and Sunrise Formations. Additionally copper-rich stockwork veinlets in permeable fractures occur in some of the felsic porphyry intrusive dikes and sills that intrude the rock strata. The alteration associated with the intrusive bodies consists of argillization, phyllic, and silicification which are typical for rocks of this type.

The oxide copper minerals abundantly present at Longshot Ridge are apparently products of the supergene weathering and oxidation of primary copper sulfide minerals which were present in the original skarn. The copper mineralization consists almost entirely of secondary copper minerals, principally malachite, azurite, chrysocolla and copper wad. Additionally, some copper-rich limonite (goethite) is reported. A fairly common greenish clay alteration mineral is thought to be a zinc-bearing clay. Because limestones tend to buffer the solutions that carry copper in a supergene environment, the copper weathered from sulfides in the skarn migrates to the non-skarn limestone units where it may be enriched by as much as 300 to 400 percent.

About 90 percent of the Longshot Ridge mineralization is within the two upper units of the Gabbs Formation. Drilling results indicate that the strongest, thickest and most continuous mineralization occurs in a northeast-trending zone, 200 feet wide by 1300 feet long, which is crossed by two northwest-trending structurally-controlled high grade zones, each about 100 feet wide and from 400 to 700 feet long. Mineralization in these trends is from 100 feet to 200 feet thick and covers an area of 500,000 square feet down to a depth of 350 feet, using a 0.30% Cu/ft cutoff. Within this area are many smaller higher-grade zones. A comparison of adjacent holes and twins of previously drilled holes indicates this copper mineralization has good continuity.

The copper skarns and supergene enriched zones are relatively flat lying to only gently dipping (less than 30º dip to the south). For this reason, the thicknesses of mineralization intersected by the vertical holes drilled to test this system represent the approximate true thicknesses of the mineralization.

Luning Formation - these carbonates consist primarily of dolomite and limestone. Alteration associated with these rocks includes a skarn mineral suite consisting primarily of serpentine, talc, garnet, magnetite, and locally diopside. The serpentine and talc minerals in skarn form sinuous veins along the structures within the dolomite and are very diagnostic of skarn formation in dolomite. Due to the massive nature of the Luning Formation, the altering and mineralizing solutions closely followed high-angle cross-cutting structures and formed limited skarn halos with only small areas of moderately high grade copper mineralization.

The Luning also has some small local zones of hematite and dolomite containing jasperoid veins a few feet thick. These consist of fine-grained silica, hematite, goethite, limonite and copper oxides. Historically, all the higher-grade copper shipped from this district during World War I was from the copper skarns in the Luning, not from the copper skarns in the Gabbs.

Gabbs Formation – The principal host for the Longshot Ridge copper skarn deposits are impure thin-bedded sandy limestone and siltstone in the upper two units of the Gabbs Formation. The alteration associated with these rocks is either a skarn mineral suite consisting of garnet, diopside and magnetite in the limestone, or is hornfels developed in the siltstone. The copper mineralization is much more widespread, but lower grade for the reasons stated in the previous Luning skarn description. The diopside-rich Gabbs skarns are more abundantly fractured and mineralized due to the brittle nature of diopside, and for this reason these skarns are slightly higher grade than the garnet-rich skarn. Commonly the Gabbs skarns are only a few feet thick (5 to 15 feet), but there are many of them.

The lowest Gabbs unit, a carbonaceous bioclastic limestone, is the location of the “marble line,” which is the alteration boundary between marbleized and calc-silicate altered limestone. This unit rarely forms skarns. The upper two units are hosts for the plentiful skarns and hornfels formed when the hydrothermal solutions traveled up structures and outward along permeable units. These same structures and permeable beds were later intruded by granodiorite porphyry dikes and sills. The intrusive bodies proximal to the skarns are most commonly sills but dikes are locally present.

Sunrise Formation – The two lowest sedimentary units of the Sunrise Formation are impure thin-bedded sandy limestone and siltstone which are altered and mineralized. The alteration occurs as either a skarn mineral suite consisting of garnet, diopside and magnetite in the limestone, or as hornfels developed in the siltstone. The copper mineralization is much more widespread, but lower grade for the reasons stated above in the previous Luning skarn description. The diopside-rich skarns are more abundantly fractured and mineralized due to the brittle nature of diopside and for this reason these skarns are slightly higher grade than the garnet-rich skarns. The skarns in the Sunrise Formation are commonly very thick (50 feet). The largest of these is the Mayflower Mine, which was mined on a fairly large scale. This thick skarn is capped by a thick hornfels.

Canadian National Instrument 43-101 Mineral Resource Estimate

We completed a Canadian NI 43-101 mineral resource estimate (mineralized material under SEC Industry Guide 7) on the Longshot Ridge copper skarn deposit at the New York Canyon Project. The resource estimate was completed by Gary Giroux, P. Eng., of Giroux Consultants Ltd., using industry standard methods that conform with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves referred to in NI 43-101. A copy of the NI 43-101 Technical Report is available on SEDAR at www.sedar.com.

The mineral resource estimate is based on 58 historical drill holes and 38 drill holes completed by us during the period from 2004 to 2005. This data was complemented with samples from 34 surface trenches and road cuts obtained from Longshot Ridge by previous exploration operators. The mineral resource estimate did not incorporate a further 33 drill holes (7 HQ diamond drill holes and 26 reverse circular holes) completed by us in 2006. Our consulting geologists have recommended that the 2006 drilling program be re-assayed prior to being incorporated into a mineral resource estimate.

Using CIM definition standards, we obtained an indicated mineral resource, at a cut off grade of 0.20% Cu, of 16,250,000 tons at an average grade of 0.43% Cu and an inferred mineral resource, at a cut off grade of 0.20% Cu, of 2,900,000 tons at an average grade of 0.31% of Cu.

Cautionary Note to U.S. Investors. We advise U.S. investors that indicated and inferred mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. U.S. Investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. U.S. Investors should read the “Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates” above concerning the difference between “resources” and “reserves”.

Current Exploration Program

Further exploration is recommended for the New York Canyon Project. A two-phase exploration program is recommended to effectively test the property. Phase One of this program will consist of re-analysis of 2006 drilling, additional metallurgical testwork, and environmental base line studies. If results of this work are favorable, then the Phase Two program of definition drilling, permitting and scoping studies will follow.

The estimated costs of the Phase One program are detailed in following table and include:

  re-analysis of 2006 Longshot Ridge drill pulps, duplicate samples, blank samples and standards by an independent laboratory to determine the correct copper values;
  acquiring representative mineralized material at Longshot Ridge for metallurgical testwork samples to determine the optimal copper beneficiation process;
  initiate environmental base line studies for permitting advanced exploration.

A budget of $0.6 million will be necessary to support the Phase One exploration program recommended above. The estimated costs of the Phase One program are detailed in following table.

Re-Assaying	$180,000
Metallurgical Sampling and testing	$125,000
Environmental (Base line study work)	$85,000
Geological Mapping	$30,000
Field Supplies and support	$30,000
Labor	$45,000
Management fee	$50,000
Contingency	$55,000
Total	$600,000

We commenced the Phase One exploration program in July 2011 and anticipate that it will be completed in December, 2011.

The estimated costs of the Phase Two program are detailed in following table and include:

  definition drilling, permitting and scoping studies designed to advance the Longshot Ridge project to a pre- feasibility stage;
  drill-testing geophysical targets generated from the IP survey and other geological targets in the Copper Queen and Champion areas;
  continuation of metallurgical testwork to refine the optimal copper beneficiation process for completion of a pre- feasibility study.
Analyses	$450,000
Drilling	$1,550,000
Equipment and Supplies	$65,000
Environmental	$30,000
Field Supplies and Support	$145,000
Geological Mapping	$20,000
Labor	$180,000
Metallurgical Testing	$65,000
Management Fee	$200,000
Contingency	$295,000
Total	$3,000,000

A budget of $3.6 million will be necessary to support the Phase One and Phase Two exploration programs recommended above. Our ability to commence and complete Phase Two of our exploration program is subject to our obtaining substantial financing, of which there is no assurance.

LEGAL PROCEEDINGS

On January 29, 2007, we received a statement of claim filed in the Ontario Superior Court of Justice from a company claiming unpaid investor relations fees of $25,916 and requesting the balance of an alleged retainer of $84,000. We are vigorously disputing this claim and believe this action is without merit.

Other than the legal proceeding described above, we are not currently a party to any legal proceedings.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Shares of our common stock trade in Canada on the TSX Venture Exchange under the symbol “CNC” and over the counter in the United States on the OTC Bulletin Board and OTCQB market place under the symbol “CNYC." As our shares of common stock were not listed on the TSX Venture Exchange until July 18, 2011, the following table indicates the high and low bid prices of our shares of common stock on the OTC Bulletin Board obtained during the periods indicated:

	2011		2010
	High	Low	High	Low
First Quarter ended September 30	$ 0.13	$ 0.05	$ 0.20	$ 0.05
Second Quarter ended December 31	$ 0.35	$ 0.05	$ 0.10	$ 0.05
Third Quarter ended March 31	$ 0.45	$ 0.25	$ 0.085	$ 0.03
Fourth Quarter ended June 30	$ 0.40	$ 0.28	$ 0.03	$ 0.03

The above quotations have been adjusted to reflect our 79-for-100 reverse split effective November 24, 2010. Quotations entered on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders Of Our Common Stock

As of August 9, 2011, we had 128 registered holders of our common stock holding an aggregate of 68,396,934. We believe a large number of stockholders hold stock on deposit with their brokers or investment bankers registered in the name of depositories.

Equity Compensation Plan Information

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as at June 30, 2010.

EQUITY COMPENSATION PLAN INFORMATION AS AT JUNE 30, 2010
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	Nil	N/A	Nil
Equity Compensation Plans not approved by security holders	3,548,433	$0.27 per share	3,239,000
Total	3,548,433	$0.27 per share	3,239,000

Amended and Restated 2009 Stock Option Plan

On May 4, 2011, our Board of Directors adopted an Amended and Restated 2009 Stock Option Plan (the "Stock Option Plan"). The purpose of the Stock Option Plan is to assist us in attracting, retaining and motivating directors, officers, employees and consultants of our company. The Stock Option Plan provides that, subject to the requirements of the TSX Venture Exchange, the aggregate number of securities reserved for issuance will be 10% of the number of our shares of common stock issued and outstanding from time to time. The Stock Option Plan will be administered by our board of directors, which will have full and final authority with respect to the granting of all options thereunder.

Stock Options may be granted under the Stock Option Plan to such service providers of our company, if any, as the board of directors may from time to time designate. The exercise price of Stock Option grants will be determined by the board of directors, but cannot be less than the closing market price of the shares of our common stock on the TSX Venture Exchange less allowable discounts at the time of grant. The Stock Option Plan provides that the number of shares of our common stock that may be reserved for issuance to any one individual upon exercise of all stock options held by such individual may not exceed 5% of the issued share of our common stock, if the individual is a director or officer, or 2% of the issued shares of our common stock, if the individual is a consultant, on a yearly basis. Subject to earlier termination and in the event of dismissal for cause, termination other than for cause or in the event of death, all Stock Options granted under the Stock Option Plan will expire not later than the date that is five years from the date that such Stock Options are granted. Stock Options granted under the Stock Option Plan are not transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession.

FINANCIAL STATEMENTS

1.	Audited financial statements for the years ended June 30, 2010 and 2009, including:

	(a)	Report of Independent Registered Public Accounting Firm (Saturna Group Chartered Accountants LLP);

	(b)	Report of Independent Registered Public Accounting Firm (Manning Elliott LLP);

	(c)	Balance Sheets as at June 30, 2010 and 2009;

	(d)	Statements of Operations for the years ended June 30, 2010 and 2009 and accumulated from inception to June 30, 2010;

	(e)	Statements of Cash Flows for the years ended June 30, 2010 and 2009 and accumulated from inception to June 30, 2010;

	(f)	Statement of Stockholders’ Equity (Deficit) for the period from inception to June 30, 2010; and

	(g)	Notes to the Financial Statements.

2.	Unaudited interim financial statements for the nine months ended March 31, 2011, including:

	(a)	Interim Balance Sheet as at March 31, 2011 and June 30, 2010;

	(b)	Interim Statements of Operations for the three and nine months ended March 31, 2011 and 2010 and the period from January 21, 2000 (date of inception) to March 31, 2011;

	(c)	Interim Statements of Cash Flows for the nine months ended March 31, 2011 and 2010; and

	(d)	Notes to the Financial Statements.

Canyon Copper Corp.
(An Exploration Stage Company)
June 30, 2010
(Expressed in U.S. dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Canyon Copper Corp.
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Canyon Copper Corp. (An Exploration Stage Company) as of June 30, 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended and accumulated from July 1, 2009 to June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2010, and the results of its operations and its cash flows for the year then ended and accumulated from July 1, 2009 to June 30, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues, has a working capital deficit, and has incurred operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ SATURNA GROUP CHARTERED ACCOUNTANTS LLP

Saturna Group Chartered Accountants LLP

Vancouver, Canada

September 24, 2010

Report of Independent Registered Public Accounting Firm

To the Stockholders and Directors
of Canyon Copper Corp.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Canyon Copper Corp. (An Exploration Stage Company) as of June 30, 2009 and the related statements of operations, cash flows and stockholders’ deficit for the years then ended and accumulated for the period from January 21, 2000 (Date of Inception) to June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Copper Corp. (An Exploration Stage Company), as of June 30, 2009 and the results of its operations and its cash flows for the years then ended and accumulated for the period from January 21, 2000 (Date of Inception) to June 30, 2009, in conformity with generally accepted accounting principles used in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenue, has a working capital deficit and has incurred significant operating losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

September 22, 2009

Canyon Copper Corp.
(An Exploration Stage Company)
Balance Sheets
(Expressed in U.S. dollars)

	June 30,	June 30,
	2010	2009
	$	$
ASSETS
Current Assets
Cash	252,918	427,116
Prepaid expenses and deposits	3,351	780
Total Assets	256,269	427,896

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable (Note 5)	142,655	257,864
Accrued liabilities (Note 4)	2,288	24,295
Due to related parties (Note 5)	292,580	257,333
Total Liabilities	437,523	539,492
Nature of Operations and Continuance of Business (Note 1)
Contingent Liability (Note 10)
Subsequent Event (Note 13)
Stockholders’ Deficit
Preferred stock Authorized: 100,000,000 shares, par value $0.00001 Issued and outstanding: 500,000 shares	5	5
Common stock Authorized: 166,666,666 shares, par value $0.00001 Issued and outstanding: 78,390,080 shares (2009 – 64,165,080 shares)	784	642
Additional paid-in capital	20,803,444	19,871,972
Stock subscriptions receivable	–	(56,000)
Deficit accumulated during the exploration stage	(20,985,487)	(19,928,215)
Total Stockholders’ Deficit	(181,254)	(111,596)
Total Liabilities and Stockholders’ Deficit	256,269	427,896

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statements of Operations
(Expressed in U.S. dollars)

			Accumulated from
			January 21, 2000
	Year Ended		(date of inception)
	June 30,		to June 30,
	2010	2009	2010
	$	$	$

Revenue	–	–	–

Operating Expenses

Depreciation	–	–	5,540
Foreign exchange loss (gain)	29,448	(39,133)	(24,481)
General and administrative (Note 5)	716,684	370,402	9,469,394
Impairment of mineral property costs	–	–	2,759,130
Impairment of property and equipment	–	–	10,811
Mineral exploration costs (Note 5)	309,971	256,751	4,925,473

Total Operating Expenses	1,056,103	588,020	17,145,867

Operating Loss	(1,056,103)	(588,020)	(17,145,867)

Other Income (Expense)

Accretion of discounts on convertible debt	–	(241,193)	(799,963)
Debt conversion expense	–	(2,010,076)	(2,010,076)
Gain on change in fair values of derivative liability	–	327,389	432,715
Gain on settlement of related party debt	–	–	(2,871)
Gain on write-off of accounts payable	–	3,020	3,020
Interest expense	(1,169)	(105,218)	(338,744)
Loss on extinguishment of debt	–	(252,454)	(252,454)
Loss on sale of investment securities	–	–	(411,430)
Recovery (impairment) of investment securities	–	14,809	(459,817)

Total Other Income (Expense)	(1,169)	(2,263,723)	(3,839,620)

Net Loss	(1,057,272)	(2,851,743)	(20,985,487)

Net Loss Per Share, Basic and Diluted	(0.01)	(0.11)

Weighted Average Shares Outstanding	76,717,000	25,513,000

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statement of Stockholders’ Equity (Deficit)
From January 21, 2000 (Date of Inception) to June 30, 2010
(Expressed in U.S. dollars)

									Defict
								Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Common	Stock	Other	During the
		Par		Par	Paid-in	Stock	Subscriptions	Comprehensive	Exploration
	Shares	Value	Shares	Value	Capital	Subscribed	Receivable	Loss	Stage	Total
	#	$	#	$	$	$	$	$	$	$

Balance, January 21, 2000 (date of inception)	–	–	–	–	–	–	–	–	–	–

Issuance of stock for services and payment of advances for $0.006 per share	–	–	46,000,000	460	274,540	–	–	–	–	275,000

Net loss for the period	–	–	–	–	–	–	–	–	(290,820)	(290,820)

Balance – June 30, 2000	–	–	46,000,000	460	274,540	–	–	–	(290,820)	(15,820)

Net loss for the year	–	–	–	–	–	–	–	–	(11,766)	(11,766)

Balance, June 30, 2001	–	–	46,000,000	460	274,540	–	–	–	(302,586)	(27,586)

Issuance of stock for cash at $0.011 per share	–	–	6,844,938	68	74,333	–	–	–	–	74,401

Net loss for the year	–	–	–	–	–	–	–	–	(43,817)	(43,817)

Balance, June 30, 2002	–	–	52,844,938	528	348,873	–	–	–	(346,403)	2,998

Net loss for the year	–	–	–	–	–	–	–	–	(17,713)	(17,713)

Balance, June 30, 2003	–	–	52,844,938	528	348,873	–	–	–	(364,116)	(14,715)

Cancellation of stock owned by a director	–	–	(29,333,333)	(293)	293	–	–	–	–	–

Conversion of debentures	–	–	–	–	–	902,126	–	–	–	902,126

Issuance of stock for cash at $4.50 per share	–	–	233,333	2	1,049,998	–	–	–	–	1,050,000

Stock issuance costs	–	–	–	–	(105,000)	–	–	–	–	(105,000)

Net loss for the year	–	–	–	–	–	–	–	–	(1,601,036)	(1,601,036)

Balance, June 30, 2004	–	–	23,744,938	237	1,294,164	902,126	–	–	(1,965,152)	231,375

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statement of Stockholders’ Equity (Deficit)
From January 21, 2000 (Date of Inception) to June 30, 2010
(Expressed in U.S. dollars)

									Deficit
								Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Common	Stock	Other	During the
		Par		Par	Paid-in	Stock	Subscriptions	Comprehensive	Exploration
	Shares	Value	Shares	Value	Capital	Subscribed	Receivable	Loss	Stage	Total
	#	$	#	$	$	$	$	$	$	$

Balance, June 30, 2004	–	–	23,744,938	237	1,294,164	902,126	–	–	(1,965,152)	231,375

Issuance of stock for consulting services	–	–	133,333	1	761,999	–	–	–	–	762,000

Cancellation of stock issued for consulting services	–	–	(66,667)	(1)	(727,999)	–	–	–	–	(728,000)

Issuance of stock pursuant to the exercise of options	–	–	133,333	1	199,999	–	–	–	–	200,000

Issuance of stock pursuant to conversion of debentures	–	–	183,135	2	902,124	(902,126)	–	–	–	–

Issuance of stock pursuant to mineral property option agreements	–	–	470,000	5	1,876,495	–	–	–	–	1,876,500

Issuance of stock to settle related party debt	–	–	65,878	1	73,123	–	–	–	–	73,124

Cancellation of stock owned by the President of the Company	–	–	(6,666,667)	(67)	67	–	–	–	–	–

Issuance of preferred stock for investment securities	500,000	5	–	–	1,382,013	–	–	–	–	1,382,018

Unrealized loss on investment securities	–	–	–	–	–	–	–	(437,712)	–	(437,712)

Fair value of stock options granted	–	–	–	–	384,144	–	–	–	–	384,144

Intrinsic value of beneficial conversion features	–	–	–	–	180,183	–	–	–	–	180,183

Net loss for the year	–	–	–	–	–	–	–	–	(4,025,401)	(4,025,401)

Balance, June 30, 2005	500,000	5	17,997,283	179	6,326,312	–	–	(437,712)	(5,990,553)	(101,769)

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statement of Stockholders’ Equity (Deficit)
From January 21, 2000 (Date of Inception) to June 30, 2010
(Expressed in U.S. dollars)

									Deficit
								Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Common	Stock	Other	During the
		Par		Par	Paid-in	Stock	Subscriptions	Comprehensive	Exploration
	Shares	Value	Shares	Value	Capital	Subscribed	Receivable	Loss	Stage	Total
	#	$	#	$	$	$	$	$	$	$

Balance, June 30, 2005	500,000	5	17,997,283	179	6,326,312	–	–	(437,712)	(5,990,553)	(101,769)

Issuance of stock for cash at $0.75 per share	–	–	1,666,667	17	1,249,983	–	–	–	–	1,250,000

Issuance of stock for cash at $0.90 per share	–	–	500,000	5	449,995	–	–	–	–	450,000

Issuance of stock for geological data at a fair value of $1.17 per share	–	–	8,333	–	9,750	–	–	–	–	9,750

Issuance of stock to settle debt at a fair value of $1.11 per share	–	–	21,248	–	23,585	–	–	–	–	23,585

Issuance of stock for cash at $1.20 per share	–	–	1,491,667	15	1,789,985	–	–	–	–	1,790,000

Share issuance costs	–	–	–	–	(222,668)	–	–	–	–	(222,668)

Issuance of stock pursuant to a mineral property agreement	–	–	166,667	2	284,998	–	–	–	–	285,000

Fair value of stock options granted	–	–	–	–	3,229,195	–	–	–	–	3,229,195

Issuance of stock pursuant to the exercise of stock options	–	–	50,000	1	52,499	–	–	–	–	52,500

Unrealized loss on investment securities recognized as an impairment loss	–	–	–	–	–	–	–	437,712	–	437,712

Net loss for the year	–	–	–	–	–	–	–	–	(7,692,137)	(7,692,137)

Balance, June 30, 2006	500,000	5	21,901,865	219	13,193,634	–	–	–	(13,682,690)	(488,832)

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statement of Stockholders’ Equity (Deficit)
From January 21, 2000 (Date of Inception) to June 30, 2010
(Expressed in U.S. dollars)

									Deficit
								Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Common	Stock	Other	During the
		Par		Par	Paid-in	Stock	Subscriptions	Comprehensive	Exploration
	Shares	Value	Shares	Value	Capital	Subscribed	Receivable	Loss	Stage	Total
	#	$	#	$	$	$	$	$	$	$

Balance, June 30, 2006	500,000	5	21,901,865	219	13,193,634	–	–	–	(13,682,690)	(488,832)

Issuance of stock for cash at $0.75 per share	–	–	865,333	9	648,991	–	–	–	–	649,000

Issuance of stock for cash at $0.90 per share	–	–	55,556	1	49,999	–	–	–	–	50,000

Issuance of shares pursuant to mineral property agreement	–	–	171,667	2	172,948	–	–	–	–	172,950

Issuance of shares to settle debt	–	–	133,333	1	99,999	–	–	–	–	100,000

Issuance of shares to settle related party debt	–	–	7,067	–	5,300	–	–	–	–	5,300

Issuance of shares to settle convertible debentures	–	–	458,979	5	344,229	–	–	–	–	344,234

Intrinsic value of beneficial conversion features	–	–	–	–	254,749	–	–	–	–	254,749

Net loss for the year	–	–	–	–	–	–	–	–	(2,177,278)	(2,177,278)

Balance, June 30, 2007	500,000	5	23,593,800	237	14,768,849	–	–	–	(15,859,968)	(1,089,877)

Issuance of stock for cash at $0.75 per share	–	–	400,000	4	299,996	–	–	–	–	300,000

Fair value of stock options granted	–	–	–	–	578,932	–	–	–	–	578,932

Net loss for the year	–	–	–	–	–	–	–	–	(1,216,504)	(1,216,504)

Balance, June 30, 2008	500,000	5	23,993,800	241	15,647,777	–	–	–	(17,076,472)	(1,427,449)

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statement of Stockholders’ Equity (Deficit)
From January 21, 2000 (Date of Inception) to June 30, 2010
(Expressed in U.S. dollars)

									Deficit
								Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Common	Stock	Other	During the
		Par		Par	Paid-in	Stock	Subscriptions	Comprehensive	Exploration
	Shares	Value	Shares	Value	Capital	Subscribed	Receivable	Loss	Stage	Total
	#	$	#	$	$	$	$	$	$	$

Balance, June 30, 2008	500,000	5	23,993,800	241	15,647,777	–	–	–	(17,076,472)	(1,427,449)

Issuance of stock for cash at $0.30 per share	–	–	1,633,333	16	489,984	–	–	–	–	490,000

Issuance of stock for cash at $0.04 per share	–	–	18,900,000	189	755,811	–	(56,000)	–	–	700,000

Share issuance costs	–	–	–	–	(2,767)	–	–	–	–	(2,767)

Issuance of shares to settle convertible debentures	–	–	19,637,947	196	2,980,167	–	–	–	–	2,980,363

Net loss for the year	–	–	–	–	–	–	–	–	(2,851,743)	(2,851,743)

Balance, June 30, 2009	500,000	5	64,165,080	642	19,871,972	–	(56,000)	–	(19,928,215)	(111,596)

Issuance of stock for cash at $0.04 per share	–	–	14,225,000	142	568,858	–	–	–	–	569,000

Fair value of stock options granted	–	–	–	–	362,614	–	–	–	–	362,614

Subscriptions received	–	–	–	–	–	–	56,000	–	–	56,000

Net loss for the year	–	–	–	–	–	–	–	–	(1,057,272)	(1,057,272)

Balance, June 30, 2010	500,000	5	78,390,080	784	20,803,444	–	–	–	(20,985,487)	(181,254)

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in U.S. dollars)

			Accumulated from
			January 21, 2000
	Year Ended		(date of inception)
	June 30,		to June 30,
	2010	2009	2010
	$	$	$
Operating Activities

Net loss	(1,057,272)	(2,851,743)	(20,985,487)

Adjustments to reconcile net loss to net cash used in operating activities:

Accretion of discounts on convertible debt	–	241,193	799,963
Amortization of deferred financing costs	–	–	27,475
Bad debts	–	–	3,000
Depreciation	–	–	5,540
Foreign exchange translation loss on debt	–	(9,156)	(32,195)
Gain on change in fair values of derivative liability	–	(327,389)	(432,715)
Gain on recovery of accounts payable	–	(3,020)	(3,020)
Impairment of mineral property costs	–	–	2,747,630
Impairment of property and equipment	–	–	10,811
Loss on conversion of debt	–	2,010,076	2,010,076
Loss on extinguishment of debt	–	252,454	252,454
Loss on sale of investment securities	–	–	411,430
Loss on settlement of related party debt	–	–	2,871
Recovery (impairment) of investment securities	–	(14,809)	564,223
Stock-based compensation	362,614	–	4,872,104

Changes in operating assets and liabilities:

Amount receivable	–	–	(3,000)
Prepaid expenses and deposits	(2,571)	9,655	(3,351)
Accounts payable and accrued liabilities	(137,216)	(70,118)	390,016
Due to related parties	124,758	96,868	478,376

Net Cash Used in Operating Activities	(709,687)	(665,989)	(8,883,799)

Investing Activities

Proceeds received on sale of investment securities	–	14,809	432,060
Acquisition of mineral properties	–	–	(413,138)
Purchase of property and equipment	–	–	(16,351)

Net Cash Provided by Investing Activities	–	14,809	2,571

Financing Activities

Advances from related party	–	24,575	147,019
Proceeds from issuance of notes and loans payable	–	–	448,363
Proceeds from issuance of convertible debentures	–	–	1,684,655
Repayment of notes payable	(89,511)	–	(319,792)
Repayment of convertible debentures	–	(149,092)	(149,092)
Debt financing costs	–	–	(250,143)
Proceeds from share subscriptions and issuance of common stock	625,000	1,187,233	7,573,136

Net Cash Provided by Financing Activities	535,489	1,062,716	9,134,146

Increase (Decrease) in Cash	(174,198)	411,536	252,918

Cash, Beginning of Period	427,116	15,580	–

Cash, End of Period	252,918	427,116	252,918

Supplementary Cash Flow Information (Note 12)

(The accompanying notes are an integral part of these financial statements)

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

1.	Nature of Operations and Continuance of Business

Canyon Copper Corp., (the “Company”), was incorporated in the State of Nevada, U.S.A. on January 21, 2000 under the name Aberdene Mines Limited. On August 7, 2006, the Company changed its name to Canyon Copper Corp. The Company is an exploration stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company’s principal business plan is to acquire, explore and develop mineral properties and ultimately seek earnings by exploiting mineral claims.

The Company has been in the exploration stage since its formation in January 2000 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of mineral properties. Upon location of a commercial mineable reserve, the Company will actively prepare the site for extraction and enter a development stage. At present, management devotes most of its activities to raising sufficient funds to further explore and develop its mineral properties. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional debt or equity financing and/or attain profitable mining operations. As at June 30, 2010, the Company has not generated any revenue, has a working capital deficit of $181,254, and has accumulated losses of $20,985,487 since inception. The Company also has significant mineral property acquisition and exploration commitments. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management’s plan for the next twelve months is to continue initial exploration activities on the New York Canyon Project in Nevada. The agreements pursuant to which the Company acquired its interests in the New York Canyon Project provide for a series of cash payments and annual filing maintenance costs. If the Company fails to make such payments or expenditures in a timely fashion, it may lose its interest in those properties. As at June 30, 2010, the Company had cash of $252,918 on hand, and for the next twelve months, management anticipates that the minimum cash requirements to fund its proposed exploration program and continued operations will be $942,000. Accordingly, the Company does not have sufficient funds to meet planned expenditures over the next twelve months, and will need to seek additional debt or equity financing to meet its planned expenditures. There is no assurance that the Company will be able to raise sufficient cash to fund its future exploration programs and operational expenditures.

2.	Summary of Significant Accounting Policies

	a)	Basis of Presentation

These financial statements and related notes are prepared in conformity with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s fiscal year-end is June 30.

	b)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to long-lived assets, mineral property costs, valuation of convertible debt, derivative liabilities, asset retirement obligations, stock-based compensation, and deferred income tax asset valuations. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

	c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

	d)	Investment Securities

The Company reports investments in debt and marketable equity securities at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with credit quality and maturity of the investment. All investment securities are designated as available for sale with unrealized gains and losses included in stockholders' equity. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

The Company periodically reviews these investments for other-than-temporary declines in fair value based on the specific identification method and writes down investments to their fair value when an other-than- temporary decline has occurred. When determining whether a decline is other-than-temporary, the Company examines (i) the length of time and the extent to which the fair value of an investment has been lower than its carrying value: (ii) the financial condition and near-term prospects of the investee, including any specific events that may influence the operations of the investee such as changes in technology that may impair the earnings potential of the investee: and (iii) the Company’s intent and ability to retain its investment in the investee for a sufficient period of time to allow for any anticipated recovery in market value. The Company generally believes that an other-than-temporary decline has occurred when the fair value of the investment is below the carrying value for one year, absent of evidence to the contrary.

	e)	Mineral Property Costs

The Company has been in the exploration stage since its inception on January 21, 2000 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized. The Company assesses the carrying costs for impairment under ASC 360, “Property, Plant, and Equipment” at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	f)	Long-Lived Assets

In accordance with ASC 360, “Property Plant and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

	g)	Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with the provisions of ASC 440, “Asset Retirement and Environmental Obligations” which requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

	h)	Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, “Income Taxes”. The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

	h)	Income Taxes (continued)

As of June 30, 2010 and 2009, the Company did not have any amounts recorded pertaining to uncertain tax positions.

The Company files federal and provincial income tax returns in Canada and federal, state and local income tax returns in the U.S., as applicable. The Company may be subject to a reassessment of federal and provincial income taxes by Canadian tax authorities for a period of three years from the date of the original notice of assessment in respect of any particular taxation year. For Canadian and U.S. income tax returns, the open taxation years range from 2006 to 2009. In certain circumstances, the U.S. federal statute of limitations can reach beyond the standard three year period. U.S. state statutes of limitations for income tax assessment vary from state to state. Tax authorities of Canada and U.S. have not audited any of the Company’s income tax returns for the open taxation years noted above.

The Company recognizes interest and penalties related to uncertain tax positions in tax expense. During the years ended June 30, 2010 and 2009, there were no charges for interest or penalties.

	i)	Foreign Currency Translation

The functional and reporting currency of the Company is the United States dollar. Occasional transactions may occur in a foreign currency and the Company has adopted ASC 740, “Foreign Currency Translation Matters”. Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

	j)	Financial Instruments and Fair Value Measures

ASC 820, “Fair Value Measurements and Disclosures” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, accounts payable, accrued liabilities, and amounts due to related parties. Pursuant to ASC 820, the fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

2.	Summary of Significant Accounting Policies (continued)

	k)	Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at June 30, 2010 and 2009, the Company had no items that represent comprehensive income or loss.

	l)	Loss Per Share

The Company computes loss per share in accordance with ASC 260, “Earnings per Share” which requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. As a June 30, 2010, the Company had 15,943,973 (2009 - 13,043,972) dilutive potential shares outstanding.

	m)	Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, “Compensation – Stock Based Compensation” and ASC 505, “Equity Based Payments to Non-Employees”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model as its method of determining fair value. This model is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviours. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

	n)	Recent Accounting Pronouncements

In June 2009, the FASB issued guidance now codified as ASC 105, “Generally Accepted Accounting Principles” as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s financial statements, but did eliminate all references to pre-codification standards

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010.

In February 2010, the FASB issued ASU No. 2010-09 “Subsequent Events (ASC Topic 855) “Amendments to Certain Recognition and Disclosure Requirements” (“ASU No. 2010-09”). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption of this standard did not have an impact on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

3.	Mineral Properties

a)

The Company owns a 100% interest, subject to a 2% net smelter royalty, in the New York Canyon Copper Project located in Mineral County, Nevada. The Company acquired its interest by making cash payments of $460,000, issuing 2,000,000 shares at a fair value of $1,495,000, and incurring $2,000,000 in exploration expenditures.

In addition, the Company was assigned two lease agreements in which the Company must make quarterly lease payments. On October 9, 2004, a lease agreement was entered into with Tammy Gentry and Pat Hannigan on the Copper Queen #2 patented claim located within the overall New York Canyon property. The term of the lease is nine years. As required by the lease agreement, there was an initial payment of $1,000, with quarterly payments of $1,500 commencing October 1, 2004. The Company also has the right to purchase the claim for $50,000 at any time during the term of the lease agreement and that all quarterly payments made shall be applied to the purchase price.

On January 1, 2005, a lease agreement was entered into with Clifford DeGraw and Richard Markiewicz on the Mildred and Copper Queen #1 patented claims located within the overall New York Canyon property. The term of the lease is seven years. As required by the lease agreement, there was an initial payment of $2,500, with quarterly payments commencing April 1, 2005 and required so long as the lease agreement remains in effect as follows: $2,500 per quarter during the first year; $3,500 per quarter during the second year; $4,000 per quarter during the third year; $5,000 per quarter during the fourth year; and $7,500 per quarter thereafter. The Company also has the right to purchase the claims for $130,000 at any time during the term of the lease agreement and that all quarterly payments made shall be applied to the purchase price.

b)

On July 21, 2004, the Company entered into a fifteen-year renewable lease agreement, which gives the Company the right of exploration for and production of minerals in eighteen mineral claims owned by the lessor. The mineral claims are located within the area of the Company’s New York Canyon Copper Project. Under the terms of the agreement, the Company must make cash payments of $25,000 on execution of the agreement (paid). On the first anniversary of the execution of the agreement, the Company must make payments to the lessor of $1,000 per month, $2,000 per month after the second anniversary and $3,000 per month after the third anniversary for as long as the lease is in effect. In addition, at six and twenty-four months after the execution of the agreement, the Company will give the lessor, respectively, 10,000 shares (issued at a fair value of $3,500 in fiscal 2005) and 15,000 shares (issued at a fair value of $7,950 in fiscal 2007) of the Company’s common stock. This agreement is subject to a Net Smelter Interest payable to two parties (1.75% Net Smelter Royalty (“NSR”) + 0.5% NSR). The 1.75% is terminated upon payments of $2,000,000; then the second party will retain 1.5% NSR which will revert to 0.5% after an additional $2,000,000 is paid.

4.	Accrued Liabilities

	2010	2009
	$	$

Interest accrued on debt	–	24,028
Professional fees and other accruals	2,288	267

	2,288	24,295

5.	Related Party Transactions

a)

As at June 30, 2010, the Company was indebted to the President of the Company for $146,144 (Cdn$155,000) (2009 - $81,713 (Cdn$95,000)). The amount due is non-interest bearing, unsecured and due on demand.

	b)	As at June 30, 2010, the Company was indebted to the Chief Executive Officer of the Company for $146,144 (2009 - $175,353), which consists of the following amounts:

		i)	$146,144(Cdn$155,000) (2009 - $85,841 (Cdn$99,800)) for management fees, which is non- interest bearing, unsecured and due on demand;

		ii)	$Nil (2009 - $21,504 (Cdn$25,000)) in advances which bear interest at 15% per annum, are unsecured and due on demand. The Company repaid the advances on July 31, 2009;

iii)

$Nil (2009 - $21,504 (Cdn$25,000)) in advances which bear interest at 15% per annum, are secured by a promissory note, and was due on January 7, 2009. On January 13, 2009, the maturity date on the notes was extended to April 7, 2010. The Company repaid the note on July 31, 2009;

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

5.	Related Party Transactions (continued)

iv)

$Nil (2009 - $21,504 (Cdn$25,000)) in advances which bear interest at 15% per annum, are secured by a promissory note, and was due on November 8, 2009. On January 13, 2009, the maturity date on the notes was extended to February 8, 2010. The Company repaid the note on July 31, 2009; and

v)

$Nil (2009 - $25,000) in advances which bear interest at 15% per annum, are secured by a promissory note, and was due on October 1, 2008. On January 13, 2009, the maturity date on the notes was extended to January 1, 2010. The Company repaid the note on July 31, 2009.

c)	As at June 30, 2010, the Company was indebted to the Chief Financial Officer of the Company for $292 (2009 - $267) which is non-interest bearing, unsecured and due on demand.

d)

As at June 30, 2010, $10,190 (2009 - $70,190) is owed to a former Vice President of Finance of the Company and is included in accounts payable. The amount due is non-interest bearing, unsecured and due on demand.

e)	As at June 30, 2010, $nil (2009 - $6,980) is owed to a former Vice President of the Company and is included in accounts payable. The amount due is non-interest bearing, unsecured and due on demand.

f)

During the year ended June 30, 2010, the Company incurred management fees of $60,505 (2009 - $53,830), $56,898 (2009 - $51,211), and $69,300 (2009 - $88,200) to the Chief Executive Officer of the Company, President of the Company, and Chief Financial Officer, respectively.

g)

During the year ended June 30, 2010, the Company incurred geological support fees of $20,000 (2009 - $nil), office and general expenses of $20,000 (2009 - $nil), and rent of $16,956 (2009 - $15,661) to a company with common directors and officers.

h)

As at June 30, 2010, $7,071 (Cdn$7,500) (2009 - $25,807 (Cdn$30,000)) is owed to a company with common directors and officers and is included in accounts payable. The amount due is non-interest bearing, unsecured and due on demand.

6.	Convertible Debt

a)

On March 14, 2007, the Chief Executive Officer of the Company advanced $100,000 to the Company. On April 25, 2007, the Chief Executive Officer loaned the Company a further $43,007 (Cdn$50,000). This loan bears interest at a rate of 15% per annum, is unsecured and due on demand. On April 25, 2007, the Company secured these loans by issuing convertible notes. The notes were due on March 14, 2008 and April 25, 2008, respectively, and are convertible at $0.90 per unit with each unit consisting of one common share and one share purchase warrant exercisable at $1.05 per common share for a period of two years. In accordance with ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”), the Company recognized the intrinsic value of the embedded beneficial conversion feature of $43,707 as additional paid-in capital and an equivalent discount which was expensed over the term of the convertible loans. During the year ended June 30, 2008, the Company recorded accretion of $35,123, increasing the carrying value of the convertible loans to their face value. On May 9, 2008, the maturity date on the notes was extended to June 14, 2009 and July 25, 2009, respectively. These modifications had no accounting impact. On June 30, 2009, the Company repaid the principal and interest to the Chief Executive Officer.

b)

On September 12, 2006, the Company entered into a convertible loan agreement with Aton Ventures Fund Ltd. (“Aton”) pursuant to which the Company received a loan of $250,000 from Aton. On September 11, 2006, the Company entered into a convertible loan agreement with Asset Protection Fund Ltd. (“APF”) pursuant to which the Company received a loan of $250,000 from APF. The Aton loan was to mature on December 12, 2006 and the APF loan was to mature on December 11, 2006. Both loans bear interest at 8% per annum and were convertible at the option of the lender at any time prior to maturity into shares of common stock at a price of $0.90 per share. In accordance with ASC 470-20, the Company recognized the intrinsic value of the embedded beneficial conversion feature of $175,000 as additional paid-in capital and an equivalent discount which was being expensed over the term of the convertible loans.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

6.	Convertible Debt (continued)

On November 27, 2006, the convertible loans were amended to modify the conversion privileges and the maturity date for the APF loan was extended to April 11, 2007 and the maturity date for the Aton loan was extended to April 12, 2007. The loans are convertible into units at the lesser of $0.90 per unit or the closing price of the Company’s shares on the business day preceding the date that the Company receives a notice of conversion. Each unit will consist of one share of common stock and one half of a share purchase warrant. Each whole share purchase warrant is exercisable at $1.20 per common share for a period of one year from the date of issuance. In accordance with ASC 470-20 the Company deemed the terms of the amendment to be substantially different and treated the original convertible loans extinguished and exchanged for new convertible loans. The Company determined that the conversion feature of the convertible loans met the criteria of an embedded derivative and therefore the conversion features of the loans needed to be bifurcated and accounted for as a derivative. The Company recorded accretion of the discount of $148,077 up to November 27, 2006. On November 27, 2006, the Company recognized the difference of $44,843 between the fair value of the conversion feature before and after the amendment. The Company will adjust the carrying value of the conversion feature to its fair value at each reporting date.

On April 11, 2007, the maturity date of the APF loan was extended to October 11, 2007 and on April 12, 2007 the maturity date of the Aton loan was extended to October 12, 2007. In accordance with ASC 470-20, the Company determined it should not apply extinguishment accounting as the fair value of the embedded conversion option was not greater than 10% of the carrying amount of the original debt instrument immediately prior to the modification. To October 12, 2007, the Company recorded accretion of the discount of $71,766 increasing the carrying value of the convertible loans to $500,000.

On November 30, 2007, the maturity date of the APF loan was extended to January 11, 2009 and the maturity date of the Aton loan was extended to January 12, 2009. In accordance with ASC 470-20, the Company determined it should apply extinguishment accounting as the fair value of the embedded conversion option was greater than 10% of the carrying amount of the original debt instrument immediately prior to the modification. On November 30, 2007, the Company recognized a gain of $41,201 upon extinguishment of the modified debt. In addition, the Company recognized a discount of $151,502 and increased the derivative liability to $151,502. During the year ended June 30, 2008, the Company recorded accretion of the discount of $78,996 increasing the carrying value of the convertible loans to $427,494 and recorded a gain on the change in the fair values of the derivative liabilities of $60,484, decreasing the fair value of the derivative liabilities to $91,017.

On January 13, 2009, the maturity dates of the APF loan and the Aton loan were extended to April 11, 2010 and April 12, 2010, respectively. In accordance with ASC 470-20, the Company determined it should apply extinguishment accounting as the fair value of the embedded conversion option was greater than 10% of the carrying amount of the original debt instrument immediately prior to the modification. On January 13, 2009, the Company recognized a loss of $252,454 upon extinguishment of the modified debt. In addition, the Company recognized a discount of $500,000 and increased the derivative liability to $752,454. As at June 15, 2009, the Company recorded accretion of the discount of $241,193 increasing the carrying value of the convertible loans to $168,688. The Company recorded a gain on the change in the fair values of the derivative liabilities of $236,372, decreasing the fair value of the derivative liabilities to $516,082 on June 15, 2009.

On June 15, 2009, the Company entered into a Debt Settlement Agreement with Aton and APF, whereby the terms of the loans were amended. Upon their election to participate and pursuant to the agreement, the conversion price for the loans was amended to $0.04 per unit. Each unit consists of one share of common stock and one half of a share purchase warrant. Each whole share purchase warrant is exercisable at $0.06 per common share for a period of two years from the date of issuance. On June 30, 2009, the Company issued 15,629,454 units upon the conversion of principal of $500,000 and accrued interest of $125,178. The Company recognized an expense of $1,463,437 equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms as a result of the amendment.

c)

On March 20, 2007, the Company received a loan of $120,000 from Aton Select Fund Limited. The loan bears interest at a rate of 15% per annum, was unsecured and due on demand. On April 25, 2007, the Company secured this loan by issuing a convertible note. The note is due on March 20, 2008 and is convertible at $0.90 per unit with each unit to consist of one common share and one share purchase warrant exercisable at $1.05 per common shares for a period of two years. In accordance with ASC 470-20, the Company recognized the intrinsic value of the embedded beneficial conversion feature of $36,041 as additional paid-in capital and an equivalent discount which was expensed over the term of the convertible loan. During the year ended June 30, 2008, the Company recorded accretion of the discount of $36,041 increasing the carrying value of the convertible loan to $120,000. On May 9, 2008, the maturity date on the note was extended to June 20, 2009. This modification had no accounting impact.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

6.	Convertible Debt (continued)

On June 15, 2009, the Company entered into a Debt Settlement Agreement with Aton Select Fund Limited, whereby the terms of the loan were amended. Upon their election to participate and pursuant to the agreement, the conversion price for the loan has been amended to $0.04 per unit. Each unit consists of one share of common stock and one half of a share purchase warrant. Each whole share purchase warrant is exercisable at $0.06 per common share for a period of two years from the date of issuance. On June 30, 2009, the Company issued 4,008,493 units upon the conversion of principal of $120,000 and accrued interest of $40,340. The Company recognized an expense of $546,638 equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms as a result of the amendment.

7.	Common Stock

Stock transactions for the year ended June 30, 2010:

	a)	On August 10, 2009, the Company issued 12,850,000 shares of common stock at a price of $0.04 per share for proceeds of $514,000.

	b)	On August 31, 2009, the Company issued 1,375,000 shares of common stock at a price of $0.04 per share for proceeds of $55,000.

	c)	During the year ended June 30, 2010, the Company received $56,000 which was included in stock subscriptions receivable as at June 30, 2009.

Stock transactions for the year ended June 30, 2009:

	d)	On June 30, 2009, the Company issued 18,900,000 shares for proceeds of $756,000, of which $56,000 was receivable at June 30, 2009.

e)

On June 30, 2009, the Company issued 19,637,947 units upon conversion of three convertible loans. Each unit consisted of one share of common stock and one half of a share purchase warrant. Each whole share purchase warrant is exercisable at $0.06 per common share for a period of two years from the date of issuance.

f)

On May 15, 2009, the Company effected a one-for-three reverse stock split of the authorized, issued and outstanding common stock. As a result, the authorized share capital decreased from 500,000,000 shares of common stock to 166,666,666 shares of common stock with no change in par value. All share amounts have been retroactively adjusted for all periods presented.

g)

On August 18, 2008, the Company issued 1,633,333 units for proceeds of $490,000. Each unit consisted of one share of common stock and one share purchase warrant. Each share purchase warrant is exercisable at a price of $0.36 per common share for a period of two years from the date of issuance.

8.	Stock Options

On August 21, 2009, the Board of Directors of the Company adopted the Company’s 2009 Stock Option Plan (the “2009 Plan”). A total of 7,800,000 shares of the Company’s common stock are available for issuance under the 2009 Plan. As at June 30, 2010, the Company had 3,850,000 stock options available for granting pursuant to the 2009 Plan.

On August 21, 2009, prior to the adoption of the 2009 Plan, the Board of Directors of the Company decided to suspend and/or terminate prior stock option plans in order to limit the number of shares that may be optioned by the Company as follows:

i.

suspend the granting of new options under the 2004 Non-Qualified Stock Option Plan dated June 17, 2004, as amended on April 6, 2005, (the “2004 Plan”). The Board of Directors also decided that the 2004 Plan will terminate once all existing options granted have been exercised, expired or otherwise terminated;

	ii.	terminate the 2006 Stock Incentive Plan dated April 5, 2006 as all options have expired or otherwise been terminated; and

iii.

suspend the granting of new options under the 2007 Stock Incentive Plan dated December 3, 2007 (the “2007 Plan”). The Board of Directors also decided that the 2007 Plan will terminate once all existing options granted have been exercised, expired or otherwise terminated.

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

8.	Stock Options (continued)

On August 21, 2009, the Company issued non-qualified stock options to purchase a total of 4,100,000 shares of common stock to various employees, officers, directors and consultants of the Company, of which 3,950,000 stock options were issued pursuant to the 2009 Plan. The options were granted with an exercise price of $0.10 per share and expire on August 20, 2014. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected life of 5 years, a risk-free rate of 2.58%, an expected volatility of 213%, and a 0% dividend yield. The weighted average fair value of stock options granted was $0.09 per option.

During the year ended June 30, 2010, the Company recorded stock-based compensation of $362,614 as general and administrative expense.

A summary of the Company’s stock option activity is as follows:

		Weighted
		Average
		Exercise	Aggregate
	Number of	Price	Intrinsic Value
	Options	$	$

Outstanding, June 30, 2008	1,391,667	0.78

Expired	(200,000)	0.75

Outstanding, June 30, 2009	1,191,667	0.77

Granted	4,100,000	0.10
Expired	(799,999)	0.46

Outstanding and exercisable, June 30, 2010	4,491,668	0.21	–

As at June 30, 2010, the weighted average remaining contractual life of the outstanding stock options is 3.84 years.

As at June 30, 2010, the Company had no unvested options outstanding.

9.	Share Purchase Warrants

The following table summarizes the continuity of the Company’s share purchase warrants:

		Weighted
		Average
		Exercise
	Number of	Price
	Warrants	$

Balance, June 30, 2008	455,556	0.94

Issued	11,452,305	0.10
Expired	(55,556)	1.20

Balance, June 30, 2009	11,852,305	0.13

Expired	(400,000)	0.90

Balance, June 30, 2010	11,452,305	0.10

As at June 30, 2010, the following share purchase warrants were outstanding:

	Exercise
Number of	Price
Warrants	$	Expiry Date

1,633,333	0.36	August 17, 2010
9,818,972	0.06	June 30, 2011

11,452,305

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

10.	Contingent Liability

On January 23, 2007, Focused Investor Relations Marketing Inc. commenced an action in Ontario, Canada against the Company seeking payment in the amount of $84,000 pursuant to an oral agreement. The Company believes that this action is without merit and will defend its position vigorously.

11.	Income Taxes

The Company has net operating losses carried forward of $6,486,282 available to offset taxable income in future years which expire beginning in fiscal 2020.

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax expense as reported is as follows:

	2010	2009
	$	$
Net loss before income taxes per financial statements	(1,057,272)	(2,851,743)
Income tax rate	35%	35%
Income tax recovery	370,045	998,110
Permanent differences and other	(126,914)	(762,774)
Change in valuation allowance	(243,131)	(235,336)
Provision for income taxes	–	–

The significant components of deferred income tax assets and liabilities at June 30, 2010 and 2009 are as follows:

	2010	2009
	$	$

Mineral property costs	2,689,611	2,581,121
Net operating losses carried forward	2,270,199	2,135,558
Valuation allowance	(4,959,810)	(4,716,679)

Net deferred income tax asset	–	–

As at June 30, 2010, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

12.	Supplemental Cash Flow Information

			Accumulated from
			January 21, 2000
	Year Ended		(date of inception)
	June 30,		to June 30,
	2010	2009	2010
	$	$	$

Non-cash Investing and Financing Activities:

Preferred stock issued for investment securities	–	–	1,535,575
Investment securities used to pay the finder’s fee
for the preferred stock issuance	–	–	153,557
Common stock issued to settle debt	–	2,980,363	3,528,100
Common stock issued for mineral property lease	–	–	2,334,492

Supplemental Disclosures:

Interest paid	26,729	49,650	98,850
Income taxes paid	–	–

Canyon Copper Corp.
(An Exploration Stage Company)
Notes to the Financial Statements
June 30, 2010
(Expressed in U.S. dollars)

13.	Subsequent Event

On August 5, 2010, the Company entered into an agreement with a company with common directors and officers whereby it transferred 39 mineral claims for consideration of $10 and a 2% net smelter return royalty over any future production on the transferred claims.

CANYON COPPER CORP.
(An Exploration Stage Company)
March 31, 2011
(Expressed in U.S. dollars)
(unaudited)

Index

Balance Sheets	F–1
Statements of Operations	F–2
Statements of Cash Flows	F–3
Notes to the Financial Statements	F–4

CANYON COPPER CORP.
(An Exploration Stage Company)
Balance Sheets
(Expressed in U.S. dollars)

	March 31,	June 30,
	2011	2010
	$	$
	(unaudited)
ASSETS
Current Assets
Cash	10,601	252,918
Prepaid expenses and deposits	41,440	3,351
Total Current Assets	52,041	256,269
Deferred financing costs	36,019	–
Total Assets	88,060	256,269

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable (Note 4)	270,924	142,655
Accrued liabilities	9,940	2,288
Due to related parties (Note 4)	411,650	292,580
Total Current Liabilities	692,514	437,523
Due to related parties (Note 4)	204,369	–
Total Liabilities	896,883	437,523
Nature of Operations and Continuance of Business (Note 1)
Contingent Liability (Note 8)
Commitment (Note 9)
Subsequent Event (Note 10)

Stockholders’ Deficit
Preferred stock Authorized: 100,000,000 shares, par value $0.00001 Issued and outstanding: 500,000 shares	5	5
Common stock Authorized: 131,666,666 shares, par value $0.00001 Issued and outstanding: 61,928,359 shares	619	619
Additional paid-in capital	20,803,609	20,803,609
Deficit accumulated during the exploration stage	(21,613,056)	(20,985,487)
Total Stockholders’ Deficit	(808,823)	(181,254)
Total Liabilities and Stockholders’ Deficit	88,060	256,269

(The accompanying notes are an integral part of these financial statements)

F-1

CANYON COPPER CORP.
(An Exploration Stage Company)
Statements of Operations
(Expressed in U.S. dollars)
(unaudited)

					Accumulated
					From
	Three Months	Three Months	Nine Months	Nine Months	January 21, 2000
	Ended	Ended	Ended	Ended	(date of inception)
	March 31,	March 31,	March 31,	March 31,	to March 31,
	2011	2010	2011	2010	2011
	$	$	$	$	$

Revenue	–	–	–	–	–

Operating Expenses

Depreciation	–	–	–	–	5,540
Foreign exchange loss	19,989	9,078	45,454	43,134	20,973
General and administrative (Note 4)	133,738	69,161	311,149	625,644	9,780,543
Impairment of mineral property costs	–	–	–	–	2,759,130
Impairment of property and equipment	–	–	–	–	10,811
Mineral exploration costs	18,878	31,500	261,143	269,413	5,186,616

Total Operating Expenses	172,605	109,739	617,746	938,191	17,763,613

Operating Loss	(172,605)	(109,739)	(617,746)	(938,191)	(17,763,613)

Other Income (Expense)

Accretion of discounts on convertible debt	–	–	–	–	(799,963)
Debt conversion expense	–	–	–	–	(2,010,076)
Gain on change in fair values of derivative liability	–	–	–	–	432,715
Gain on settlement of related party debt	–	–	–	–	(2,871)
Gain on write-off of accounts payable	–	–	–	–	3,020
Impairment of investment securities	–	–	–	–	(459,817)
Interest expense	(6,887)	–	(9,823)	(1,169)	(348,567)
Loss on extinguishment of debt	–	–	–	–	(252,454)
Loss on sale of investment securities	–	–	–	–	(411,430)

Total Other Income (Expense)	(6,887)	–	(9,823)	(1,169)	(3,849,443)

Net Loss	(179,492)	(109,739)	(627,569)	(939,360)	(21,613,056)

Net Loss Per Share, Basic and Diluted	–	–	(0.01)	(0.02)

Weighted Average Shares Outstanding	61,928,359	61,928,000	61,928,359	60,167,000

(The accompanying notes are an integral part of these financial statements)

F-2

CANYON COPPER CORP.
An Exploration Stage Company)
Statements of Cash Flows
(Expressed in U.S. dollars)
(unaudited)

	Nine Months	Nine Months
	Ended	Ended
	March 31,	March 31,
	2011	2010
	$	$
Operating Activities
Net loss	(627,569)	(939,360)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange translation loss on debt	4,729	4,991
Stock-based compensation	–	362,614
Changes in operating assets and liabilities:
Prepaid expenses and deposits	(74,108)	(38,549)
Accounts payable and accrued liabilities	135,921	(151,503)
Due to related parties	119,070	115,124
Net Cash Used in Operating Activities	(441,957)	(646,683)
Financing Activities
Advances from related parties	199,640	–
Proceeds from share subscriptions and issuance of common stock	–	625,000
Repayment of notes payable	–	(94,502)
Net Cash Provided by Financing Activities	199,640	530,498
Decrease in Cash	(242,317)	(116,185)
Cash, Beginning of Period	252,918	427,116
Cash, End of Period	10,601	310,931
Supplemental Disclosures:
Interest paid	–	26,729
Income taxes paid	–	–

(The accompanying notes are an integral part of these financial statements)

F-3

CANYON COPPER CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2011
(Expressed in U.S. dollars)
(unaudited)

1.	Nature of Operations and Continuance of Business

Canyon Copper Corp., (the “Company”), was incorporated in the State of Nevada, U.S.A. on January 21, 2000 under the name Aberdene Mines Limited. On August 7, 2006, the Company changed its name to Canyon Copper Corp. The Company is an exploration stage company, as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities”. The Company’s principal business plan is to acquire, explore and develop mineral properties and ultimately seek earnings by exploiting mineral claims.

The Company has been in the exploration stage since its formation in January 2000 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of mineral properties. Upon location of a commercial mineable reserve, the Company will actively prepare the site for extraction and enter a development stage. At present, management devotes most of its activities to raising sufficient funds to further explore and develop its mineral properties. Planned principal activities have not yet begun. The ability of the Company to emerge from the exploration stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional debt or equity financing and/or attain profitable mining operations. As at March 31, 2011, the Company has not generated any revenue, has a working capital deficit of $640,473, and has accumulated losses of $21,613,056 since inception. The Company also has significant mineral property acquisition and exploration commitments. There is no guarantee that the Company will be able to complete any of the above objectives. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Management’s plan for the next twelve months is to continue initial exploration activities on the New York Canyon Project in Nevada. The agreements pursuant to which the Company acquired its interests in the New York Canyon Project provide for a series of cash payments and annual filing maintenance costs. If the Company fails to make such payments or expenditures in a timely fashion, it may lose its interest in those properties. As at March 31, 2011, the Company had cash of $10,601 on hand, and for the next twelve months, management anticipates that the minimum cash requirements to fund its proposed exploration program and continued operations will be $942,000. Accordingly, the Company does not have sufficient funds to meet planned expenditures over the next twelve months, and will need to seek additional debt or equity financing to meet its planned expenditures. There is no assurance that the Company will be able to raise sufficient cash to fund its future exploration programs and operational expenditures.

2.	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

These financial statements and related notes are prepared in conformity with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s fiscal year-end is June 30.

	(b)	Interim Financial Statements

The interim unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Securities and Exchange Commission (“SEC”) Form 10-Q. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended June 30, 2010, included in the Company’s Annual Report on Form 10- K filed on September 28, 2010 with the SEC.

The financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s financial position at March 31, 2011, and the results of its operations and cash flows for the nine months ended March 31, 2011. The results of operations for the nine months ended March 31, 2011, are not necessarily indicative of the results to be expected for future quarters or the full year.

F-4

CANYON COPPER CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2011
(Expressed in U.S. dollars)
(unaudited)

2.	Summary of Significant Accounting Policies (continued)

	(c)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses in the reporting period. The Company regularly evaluates estimates and assumptions related to long-lived assets, mineral property costs, asset retirement obligations, stock-based compensation, and deferred income tax asset valuations. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

	(d)	Comprehensive Loss

ASC 220, “Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at March 31, 2011 and 2010, the Company had no items that represent comprehensive income or loss.

	(e)	Recent Accounting Pronouncements

In January 2010, the FASB issued an amendment to ASC 820, “Fair Value Measurements and Disclosures”, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard, for which the Company is currently assessing the impact, is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption of the applicable standard on July 1, 2010 did not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3.	Mineral Properties

On August 5, 2010, the Company entered into a Purchase and Sale Agreement with a company with common directors and officers, whereby the Company sold 39 mineral claims located in the Mineral County, Nevada, for consideration of $10 and the retention of a 2% net smelter return royalty.

4.	Related Party Transactions

(a)

As at March 31, 2011, the Company was indebted to the President of the Company for $205,825 (Cdn$200,000) (June 30, 2010 - $146,144 (Cdn$155,000)). The amount due is non-interest bearing, unsecured and due on demand.

(b)

As at March 31, 2011, the Company was indebted to the Chief Executive Officer of the Company for $410,194 (Cdn$398,586) (June 30, 2010 - $146,144 (Cdn$155,000)), which consists of the following amounts:

		(i)	$205,825 (Cdn$200,000) (June 30, 2010 - $146,144 (Cdn$155,000)) for management fees, which is non-interest bearing, unsecured and due on demand;

		(ii)	$77,185 (Cdn$75,000) (June 30, 2010 - $nil) in advances for working capital purposes which bears interest at 15% per annum, is secured by a promissory note, and is due on May 22, 2012.

		(iii)	$50,000 (June 30, 2010 - $nil) in advances for working capital purposes which bears interest at 15% per annum, is secured by a promissory note, and is due on April 1, 2012.

		(iv)	$77,184 (Cdn$75,000) (June 30, 2010 - $nil) in advances for working capital purposes which bears interest at 15% per annum, is secured by a promissory note, and is due on July 1, 2012.

F-5

CANYON COPPER CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2011
(Expressed in U.S. dollars)
(unaudited)

4.	Related Party Transactions (continued)

(c) As at March 31, 2011, the Company was indebted to the Chief Financial Officer of the Company for $30,436 (June 30, 2010 - $292), which consists of the following amounts:

(i) $nil (June 30, 2010 - $292 (Cdn$310)), which is non-interest bearing, unsecured and due on demand;

(ii) $30,436 (June 30, 2010 - $nil) for consulting fees, which is included in accounts payable. The amount due is non-interest bearing, unsecured and due on demand.

(d)

During the nine months ended March 31, 2011, the Company incurred management fees of $44,996 (2010 - $42,755), $44,996 (2010 - $45,195), and $55,353 (2010 - $51,975) to the Chief Executive Officer of the Company, President of the Company, and Chief Financial Officer, respectively.

(e) During the nine months ended March 31, 2011, the Company incurred rent of $13,274 (2010 - $12,551) to a company with common directors and officers.

(f)

As at March 31, 2011, $21,612 (Cdn$21,000) (June 30, 2010 - $7,071 (Cdn$7,500)) is owed to a company with common directors and officers and is included in accounts payable. The amount due is non- interest bearing, unsecured and due on demand.

5.	Common Stock

On November 24, 2010, the Company effected a 79-for-100 reverse stock split of the authorized, issued and outstanding common stock. As a result, the authorized share capital decreased from 166,666,666 shares of common stock with a par value of $0.00001 per share to 131,666,666 shares of common stock with a par value of $0.00001 per share. All share amounts have been retroactively adjusted for all periods presented.

6.	Stock Options

On August 21, 2009, the Board of Directors of the Company adopted the Company’s 2009 Stock Option Plan (the “2009 Plan”). A total of 6,162,000 shares of the Company’s common stock are available for issuance under the 2009 Plan. As at March 31, 2011, the Company had 3,041,500 stock options available for granting pursuant to the 2009 Plan.

On August 21, 2009, the Company issued non-qualified stock options to purchase a total of 3,239,000 shares of common stock to various employees, officers, directors and consultants of the Company, of which 3,120,500 stock options were issued pursuant to the 2009 Plan. The options were granted with an exercise price of $0.13 per share and expire on August 20, 2014. The fair value of these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected life of 5 years, a risk-free rate of 2.58%, an expected volatility of 213%, and a 0% dividend yield. The weighted average fair value of stock options granted was $0.09 per option.

During the nine months ended March 31, 2011, the Company recorded stock-based compensation of $nil (2010 - $362,614) as general and administrative expense.

A summary of the Company’s stock option activity is as follows:

Weighted
		Average	Aggregate
		Exercise	Intrinsic
	Number of	Price	Value
	Options	$	$

Outstanding and exercisable, June 30, 2010 and March 31, 2011	3,548,417	0.27	–

As at March 31, 2011, the weighted average remaining contractual life of the outstanding stock options is 3.09 years.

F-6

CANYON COPPER CORP.
(An Exploration Stage Company)
Notes to the Financial Statements
March 31, 2011
(Expressed in U.S. dollars)
(unaudited)

7.	Share Purchase Warrants

The following table summarizes the continuity of the Company’s share purchase warrants:

		Weighted
		Average
		Exercise
	Number of	Price
	Warrants	$

Balance, June 30, 2010	9,047,321	0.13

Expired	(1,290,333)	0.46

Balance, March 31, 2011	7,756,988	0.08

As at March 31, 2011, the following share purchase warrants were outstanding:

	Exercise
Number of	Price
Warrants	$	Expiry Date

7,756,988	0.08	June 30, 2011

8.	Contingent Liability

On January 23, 2007, Focused Investor Relations Marketing Inc. commenced an action in Ontario, Canada against the Company seeking payment in the amount of $84,000 pursuant to an oral agreement. The Company believes that this action is without merit and will defend its position vigorously.

9.	Commitment

On January 26, 2011, the Company entered into an agreement whereby an agent will try and secure a private placement offering of 4,285,714 units at a price of Cdn$0.35 (“offering price”) per unit for gross proceeds of up to Cdn$1,500,000 (“brokered offering”). Each unit will consist of one share of common stock and one-half share purchase warrant with each whole share purchase warrant exercisable at Cdn$0.50 per share for a period of eighteen months. The Company has agreed to grant the agent an over-allotment option to purchase up to 2,857,142 units at the offering price for gross proceeds of Cdn$1,000,000 within ten business days of the closing of the brokered offering. The agent will receive a cash commission equal to 6% of the gross proceeds of the brokered offering and a non-transferable option entitling the agent to purchase up to 6% of the units sold under the brokered offering and the over-allotment option at the offering price for a period of eighteen months from the date the Company gets listed on the TSX Venture Exchange. Upon execution of the agreement, the Company is to pay the agent a non-refundable fee of Cdn$11,200 which will be credited against the agent’s legal costs on closing. The agent has also agreed to act as the sponsor in support of the Company’s listing on the TSX Venture Exchange. The Company will pay the agent a sponsorship fee of Cdn$20,000 and reimburse the agent for legal (capped at Cdn$25,000), due diligence (Cdn$5,000) and out-of-pocket expenses. The Company has paid a non-refundable payment of $36,019 (Cdn$35,000) which has been recorded as deferred financing costs as at March 31, 2011

10.	Subsequent Event

Subsequent to March 31, 2011, the Company has received gross proceeds of Cdn$623,986 and further share subscription commitments totalling $548,324. The Company had approved a non-brokered private placement of up to 9,142,857 units at Cdn$0.35 per unit for gross proceeds of up to Cdn$3,200,000. Each unit will consist of one share and one-half share purchase warrant, with each whole share purchase warrant entitling the holder to purchase an additional share at a price of $0.50 per share for a period of eighteen months from the date of issuance. The Company will also have the right to accelerate the expiry date of the warrants if the trading price of the Company’s common stock has been equal to or greater than $0.60 for ten consecutive trading days.

F-7

MANAGEMENT’S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATION

PLAN OF OPERATION

Over the next twelve months, our plan of operation is to re-analyze the 2006 Longshot Ridge drill pulps and to initiate environmental base line studies, which will permit us to conduct advanced exploration if warranted. In order to implement our exploration program and to continue our operations, we anticipate that we will require the following:

ITEM AND ACTIVITY	12 Month Total Budget
LAND STATUS
2011 - 2012 unpatented claim maintenance fees	$ 190,000
Monthly Payments – Patented Claims	42,000
EXPLORATION PROGRAM
Re-assay 2006 Longshot Ridge drill pulps	180,000
Metallurgical sampling and testing	125,000
Environmental base line study work	85,000
Geological mapping	30,000
Filed supplies and support	30,000
Management fee	50,000
Contingency	55,000
GENERAL AND ADMINISTRATIVE EXPENSES
General and Administrative	258,000
TOTAL	$ 1,090,000

As at March 31, 2011, we had cash of $10,601. Subsequent to March 31, 2011, we raised proceeds of $2,263,955 from the sale of our securities. For the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $1,090,000. Accordingly, we have sufficient funds to meet our planned expenditures over the next twelve months. In the event that we wish to proceed with phase two of our exploration program, of which there is no assurance, we will be required to raise substantial financing. However, there is no assurance we will be successful in raising such funding or on terms that are acceptable to us. Since inception, we have been dependent on investment capital and debt financing from third parties as our primary source of liquidity. We anticipate continuing to rely on sales of shares of our common stock and loans in order to continue to fund our business operations. Issuances of additional shares will result in further dilution of our existing shareholders.

RESULTS OF OPERATIONS

Years Ended June 30, 2010 and 2009

Summary of Year End Results
				Year Ended June 30
					Percentage
		2010		2009	Increase / Decrease
Revenue	$		$		n/a
Operating Expenses		(1,056,103)		(588,020)	79.6%
Other Income (Expense)		(1,169)		(2,263,723)	(99.9)%
Net Loss		$(1,057,272)		$(2,851,743)	(62.9)%

Revenue

We have not earned any revenues to date and do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. There can be no assurance that we will be successful in discovering commercial quantities or that we can commercially produce metals or minerals. We are presently an exploration stage company engaged in the search for mineral reserves. We can provide no assurances that we will be able to discover any commercially exploitable levels of mineral resources on our property, or, even if such resources are discovered, that we will be able to enter into commercial production of our mineral properties.

Expenses

The major components of our expenses for the year are outlined in the table below:

		Year Ended June 30
			Percentage
	2010	2009	Increase / Decrease
Operating expenses:
Foreign exchange loss (gain)	$29,448	$(39,133)	175.3%
General and administrative	716,684	370,402	93.5%
Mineral exploration costs	309,971	256,751	20.7%
Sub-total	$1,056,103	$588,020	79.6%
Other (income) expenses:
Accretion of discounts on convertible debt	$-	$241,193	(100)%
Gain on change in fair values of derivative liability	-	(327,389)	(100)%
Interest expense	1,169	105,218	(98.9)%
Debt conversion expense	-	2,010,076	(100)%
Loss of extinguishments of debt	-	252,454	(100)%
Recovery on investment securities	-	(14,809)	(100)%
Gain on write-off of accounts payable	-	(3,020)	(100)%
Sub-total	$1,169	$2,263,723	(99.9)%
Total Expenses	$1,057,272	$2,851,743	(62.9)%

Our operating expenses increased from $588,020, during the year ended June 30, 2009, to $1,056,103, during the year ended June 30, 2010. The increase in our operating expenses is due to increases in general and administrative expenses, mineral exploration expenses and foreign exchange loss.

General and administration expenses primarily consisted of: (i) consulting fees incurred for services provided by our executive officers; (ii) stock based compensation expenses; and (iii) legal and accounting fees in connection with meeting our ongoing reporting requirements under the Exchange Act. The significant increase in general and administrative expenses in fiscal 2010 is mainly due to the fact that we recorded stock-based compensation of $362,614.

Mineral exploration costs consisted of annual payments to maintain the New York Canyon Project in good standing, mineral lease payments and consulting fees in connection with our New York Canyon Project.

The decrease in our net loss is primarily a result of the fact that we experienced a debt conversion expense of $2,010,076 in fiscal 2009. The debt conversion expense is related to the issuance of 19,637,947 units to settle an outstanding indebtedness of $785,518.

Quarters Ended March 31, 2011 and 2010

Three Months and Nine Months Summary

	Three Months Ended		Percentage	Nine Months Ended		Percentage
	March 31		Increase /	March 31		Increase /
	2011	2010	(Decrease)	2011	2010	(Decrease)
Revenue	$-	$-	n/a	$-	$-	n/a

Operating Expenses	(172,605)	(109,739)	57.3%	(617,746)	(938,191)	(34.2)%

Other Expenses	(6,887)	-	100%	(9,823)	(1,169)	740.3%

Net Loss	$(179,492)	$(109,739)	63.6%	$(627,569)	$(939,360)	(33.2)%

Revenues

We have not earned any revenues to date and do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. There can be no assurance that we will be successful in discovering commercial quantities or that we can commercially produce metals or minerals. We are presently an exploration stage company engaged in the search for mineral reserves. We can provide no assurances that we will be able to discover any commercially exploitable levels of mineral resources on our property, or, even if such resources are discovered, that we will be able to enter into commercial production of our mineral properties.

Expenses

Our expenses for the three and nine month periods ended March 31, 2011 and 2010 consisted of the following:

	Three Months Ended		Percentage	Nine Months Ended		Percentage
	March 31		Increase /	March 31		Increase /
	2011	2010	(Decrease)	2011	2010	(Decrease)
Operating Expenses:
Foreign exchange loss	$19,989	$9,078	120.2%	$45,454	$43,134	5.4%
General and administrative	133,738	69,161	93.4%	311,149	625,664	(50.3)%
Mineral exploration costs	18,878	31,500	(40.1)%	261,143	269,413	(3.1)%
Sub-total	$172,605	$109,739	57.3%	$617,746	$938,191	(34.2)%
Other Expenses:
Interest expense	6,887	-	100%	9,823	1,169	740.3%
Sub-total	$6,887	$-	100%	$9,823	$1,169	740.3%
Total Expenses	$179,492	$109,739	63.6%	$627,569	$939,360	(33.2)%

Our operating expenses increased from $109,739, during the three months ended March 31, 2010, to $172,605, during the three months ended March 31, 2011. The increase in our operating expenses is due to increases in general administrative expenses and foreign exchange loss. This was partially offset by decreases in mineral exploration costs.

Our operating expenses decreased from $939,191, during the nine months ended March 31, 2010, to $617,746, during the nine months ended March 31, 2011. The decrease in our operating expenses is due to decreases in general administrative expenses and mineral exploration costs. This was partially offset by a slight increase in foreign exchange loss.

General and administration expenses, during the three and nine months ended March 31, 2011, primarily consisted of: (i) consulting fees incurred for services provided by our executive officers; and (ii) legal and accounting fees in connection with meeting our ongoing reporting requirements under the Securities Exchange Act of 1934.

Mineral exploration costs, during the three and nine months ended March 31, 2011, consisted of annual payments to maintain the New York Canyon Project in good standing, mineral lease payments and consulting fees in connection with our New York Canyon Project.

LIQUDITY AND CAPITAL RESOURCES

Years Ended June 30, 2010 and 2009

Working Capital
			Percentage
	At June 30, 2010	At June 30, 2009	Increase / Decrease
Current Assets	$256,918	$427,896	(40.0)%
Current Liabilities	(437,523)	(539,492)	(18.9)%
Working Capital Deficit	$(180,605)	$(111,596)	61.8%

Cash Flows
		Year Ended	Year Ended
		June 30, 2010	June 30, 2009
Cash Flows used in Operating Activities		$(709,687)	$(665,989)
Cash Flows used in Investing Activities		-	14,809
Cash Flows provided by Financing Activities		535,489	1,062,716
Net Increase (decrease) in Cash During the Year		$(174,198)	$411,536

The increase in our working capital deficit from $111,596, as at June 30, 2009, to $180,605, as at June 30, 2010, was primarily a result of an a decrease in cash in order to meet ongoing operating expenses and to decrease our accounts payable and liabilities.

During the year ended June 30, 2010, we completed the following equity financings:

(a)	On August 10, 2009, we issued 12,850,000 shares of our common stock for proceeds of $514,000; and

(b)	On August 31, 2009, we issued 1,375,000 shares of our common stock for proceeds of $55,000.

Quarter Ended March 31, 2011

Working Capital
			Percentage
	At March 31, 2011	At June 30, 2010	Increase / Decrease
Current Assets	$52,041	$256,269	(79.7)%
Current Liabilities	(692,514)	(437,523)	58.3%
Working Capital Deficit	$(640,473)	$(181,254)	253.4%

Cash Flows
	Nine Months Ended	Nine Months Ended
	March 31, 2011	March 31, 2010
Cash Used in Operating Activities	$(441,957)	$(646,683)
Cash Provided by Investing Activities	-	-
Cash Provided by Financing Activities	199,640	530,498
Net Decrease in Cash During Period	$(242,317)	$(116,185)

As at March 31, 2011, we had a working capital deficit of $640,473 as compared to a working capital deficit of $181,254 as at June 30, 2010. The increase to our working capital deficit is primarily a result of a significant decrease in cash in order to meet ongoing operating expenses and mineral claim payments on our New York Canyon Project.

Future Financings

Our plan of operation calls for significant expenses in connection with the exploration of the New York Canyon Project. For the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $1,090,000.

Subsequent to our nine months ended March 31, 2011, we completed the following equity financings:

(a)	a non-brokered offering of 4,161,600 units for gross proceeds of CDN $1,446,560.70 pursuant to Regulation S of the Securities Act;

(b)	an offering of 142,857 units for gross proceeds of CDN $50,000 pursuant to Section 4(2) of the Securities Act; and

(c)	a brokered offering of 2,164,071 units for gross proceeds of CDN $757,424.85 pursuant to Regulation S of the Securities Act.

Accordingly, we have sufficient funds to meet our planned expenditures over the next twelve months. In the event that we wish to proceed with phase two of our exploration program on the New York Canyon Project, we will need to seek financing to meet our planned expenditures. There is no assurance that we will be able to obtain financing in the future.

Obtaining financing is subject to a number of factors, including the market prices for the mineral property and copper. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation. For these reasons, our independent auditors believe there exists a substantial doubt about our ability to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

None.

CRITICAL ACCOUNTING POLICIES

We have identified certain accounting policies, described below, that are most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our audited financial statements included in this prospectus.

Mineral Property Costs

We have been in the exploration stage since our inception on January 21, 2000 and have not yet realized any revenues from our planned operations. We are primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized. We assess the carrying costs for impairment under ASC 360, “Property, Plant, and Equipment” at each fiscal quarter end. When we have been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property, are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Long-Lived Assets

In accordance with ASC 360, “Property, Plant and Equipment”, we test long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Stock-Based Compensation

We record stock-based compensation in accordance with ASC 718, “Compensation – Stock Based Compensation” and ASC 505, “Equity Based Payments to Non-Employees”, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based awards made to employees and directors, including stock options.

ASC 718 requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. We use the Black-Scholes option-pricing model as its method of determining fair value. This model is affected by our stock price as well as assumptions regarding a number of subjective variables. These subjective variables include, but are not limited to our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The value of the portion of the award that is ultimately expected to vest is recognized as an expense in the statement of operations over the requisite service period.

All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages and titles are as follows:

NAME OF DIRECTOR / OFFICER	AGE	POSITION
Anthony Harvey	76	Director, Chairman and Chief Executive Officer
Benjamin Ainsworth	70	Director, President And Secretary
Kurt Bordian	42	Chief Financial Officer and Treasurer
Bryan Wilson	60	Director
James E. Yates	69	Director

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years:

Anthony Harvey (Director, Chairman, and Chief Executive Officer): On May 30, 2006, Mr. Anthony Harvey was appointed as our Chairman, Chief Executive Officer and as a member of our Board of Directors. Mr. Anthony Harvey has over 40 years of consulting experience on numerous mining projects internationally with capital costs ranging up to and exceeding $400 million. Mr. Harvey has spent 30 years working with Wright Engineers Ltd. – Fluor Daniels in various management positions, including Senior Project Manager, involved in the design and construction of 14 mines world wide on behalf of major mining corporations.

Mr. Harvey is presently the founder and board member of ARH Management Limited, which has provided management and consulting services to the resource industry. Mr. Harvey is also currently chairman and a director of ESO Uranium Corp. (ESO-TSX.V), a uranium exploration company with properties located in Saskatchewan and Northeastern Ontario.

Also, Mr. Harvey was a director of Terra Energy Inc. (TTR-TSX.V) from August 2002 to May 2007, a petroleum and natural gas company based in Calgary, Alberta. Mr. Harvey was a former founder, president and chairman of Azco Mining Inc. (AZCO-TSX/AMEX) from 1988 to 2000, former founder, chairman and director of Oremex Resources Inc. (ORM-TSX.V), and former chairman and director of Lakeshore Gold Corp. (LSG-TSX).

Benjamin Ainsworth (Director, President and Secretary): On May 30, 2006, Mr. Benjamin Ainsworth was appointed as our Secretary and a member of our Board of Directors. Since November 7, 2007, Mr. Ainsworth has served as our President.

Mr. Ainsworth is a senior geologist and mining consultant who has been involved in the mining industry for over thirty-five years. Mr. Ainsworth joined Placer Development in 1965 and held positions of Senior Geologist, Chief Geochemist, Exploration Manager – Eastern Canada, Exploration Manager – Chile, and President – Placer Chile, South America. Throughout the 1970’s, Mr. Ainsworth was involved in the design, budgeting and implementation of exploration programs that included large and small drill programs, geophysical surveys, geological mapping, geochemical surveys, and a full range of project evaluation studies.

Mr. Ainsworth is the principal, senior geologist and mining consultant of Ainsworth Jenkins Holdings Inc. The consulting firm has been responsible for concept, design and implementation of a number of exploration projects. Mr. Ainsworth is a director of several public companies including Black Panther Mining Corp. (BPC.TSX.V), ESO Uranium Corp. (ESO-TSX.V), Columbia Yukon Explorations Inc. (CYU-TSX.V), Consolidated Venturex Holdings Ltd. (CVA-TSX.V), Sultan Minerals Inc. (SUL-TSX.V), Hathor Exploration Ltd. (HAT-TSX.V) and Dajin Resources Ltd. (DJI-TSX.V).

Kurt Bordian (Chief Financial Officer and Treasurer): Mr. Kurt Bordian was appointed as our Chief Financial Officer on January 6, 2006 and as our Treasurer on November 7, 2007. Mr. Bordian is responsible for our financial management functions. He has worked primarily in the mineral exploration and oil and gas industries over the past 12 years.

Mr. Bordian currently serves as a director or officer on a number mineral exploration and development companies, including: Chief Financial Officer of ESO Uranium Corp. (ESO-TSX.V) since November 2006;

director of Thor Explorations Ltd. (THX-TSX.V); director of Calypso Uranium Corp. (CLP-TSX.V) since April 2006 and former Chief Financial Officer from February 2006 to March 2007; director of Cap-link Ventures Ltd. (CAV-TSX.V) since March 2008; director of Palo Duro Energy Inc. (PDE-TSX.V) since August, 2006 and former Chief Financial Officer from August, 2006 to September, 2006; and director of Waymar Resources Ltd. (WYM-TSX.V) since May 2007.

Previously, Mr. Bordian has served as a director or officer on the following public companies: director of Legal Access Technologies Inc. from November 2004 to January 2006 and Chief Financial Officer from November 2004 to April 2005; Chief Financial Officer of Mexoro Minerals Ltd. from February 2007 to June 2007; director of Bordeaux Energy Inc. (BDO-TSX.V) from July 2006 to June 2007 and Chief Financial Officer from July 2006 to September 2006; Chief Financial Officer, Secretary and director of Black Tusk Minerals Inc. (BKTK-OTCBB) from August 2005 to September 2008; Chief Financial Officer of Gold Point Energy Corp. (GPE-TSX.V); and President, CEO and director of Magnate Ventures Inc. (MGV.H-NEX) from May, 2007 to August 2009.

Mr. Bordian is a Certified General Accountant in Canada, and holds a Bachelor of Commerce (Honors) Degree from the University of Manitoba.

Bryan Wilson (Director): Bryan Wilson has served as a member of our Board of Directors since March 6, 2006. Mr. Wilson also served as our President and Treasurer from May 30, 2006 to November 7, 2007.

Mr. Wilson obtained a Bachelor of Science from the University of Waterloo in 1975. He has worked in the fields of mining exploration and development for 18 years and financial services for 12 years. He has filled various roles such as a Mining Analyst for C.M. Oliver and Dominick & Dominick Securities Inc. and as a Corporate Finance Specialist for Thames Capital. Since September 2008, Mr. Wilson has served as Director, Exploration Business Development of Centerra Gold (CG – TSX), a company engaged in the acquisition, development and production of gold properties in Central Asia, the former Soviet Union and emerging markets. Mr. Wilson is currently a director of Doubleview Capital Corp. (DBV – TSXV), a company engaged in the exploration of mineral properties in British Columbia. Mr. Wilson previously served as President and CEO of Gee-Ten Ventures Inc. (GTV – TSX.V), a company engaged in the exploration and development of mineral projects, from February 2008 to September 2008 and as a director of Gee-Ten Ventures Inc. from February 2008 to February 2010. Since September 1999, Mr. Wilson has acted as a director of Spider Resources Inc. (SPQ-TSX.V), a junior exploration company, and was the CEO and President of Spider Resources Inc. from June 2003 to June 2005.

In addition to the companies above, Mr. Wilson also acted as CEO, President and Director of Vencan Gold Corp. (now known as Red Pine Exploration Inc. (RPX – TSX.V)), an company engaged on the exploration of various gold projects, from April 2003 to September 2005. Mr. Wilson also served as President, CEO and director of St. Genevieve Resources Ltd. (SGVL-CNSX, STGIF-OTCBB), a mining exploration and development company, from January 2003 to March 2008.

James E. Yates (Director): Mr. Yates joined our Board of Directors on April 15, 2009. Mr. Yates has over twenty years experience in the mineral exploration industry and has served as a director and officer of several public mining companies. From 1982 to 1988 he was the Founder, President and Director of Hycroft Resources, which successfully brought the Crofoot Mine into production. Mr. Yates has overseen the corporate management and financing of a number of projects in North America including American Bullion Minerals, Zappa Resources, and Jersey Goldfields, having raised in excess of $20 million for mineral exploration development. Mr. Yates is currently a director of ESO Uranium Corp. (ESO – TSX.V), a mineral exploration company focused on uranium exploration, and Nevada Geothermal Power Inc. (NGP – TSX.V), a company engaged in producing geothermal electrical power from geothermal resources in the United States.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2), of Regulation S-K as of our fiscal years ended June 30, 2010 and 2009:

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen -sation ($)	Total ($)
Anthony Harvey, Director, Chairman and CEO(1)	2010 2009	60,505 53,830	- -	- -	106,131 -	- -	- -	- -	166,636 53,830
Kurt Bordian, CFO and Treasurer(2)	2010 2009	69,300 88,200	- -	- -	44,221 -	- -	- -	- -	113,521 88,200
Benjamin Ainsworth, Director, President and Secretary(3)	2010 2009	56,898 51,211	- -	- -	53,066 -	- -	- -	- -	109,964 51,211
Notes:
(1)

Mr. Harvey was appointed as our CEO, Chairman and as a member of our Board of Directors on May 30, 2006. Mr. Harvey is compensated for his services pursuant to a management consultant agreement dated December 1, 2007 among Canyon Copper, ARH Management Ltd. (“ARH”) and Mr. Harvey. Under the terms of the agreement, ARH is to be paid a consulting fee of CDN $5,000 per month.

(2)

Mr. Bordian was appointed as our Chief Financial Officer on January 6, 2006. Pursuant to the terms of a consultant agreement, we pay Mr. Bordian $3,675 per month. We also pay Mr. Bordian an additional $3,675 per month for various consulting and bookkeeping services performed by Mr. Bordian.

(3)

Mr. Ainsworth was appointed as our President on November 7, 2007. Mr. Ainsworth is compensated for his services pursuant to a management consultant agreement dated December 1, 2007 among Canyon Copper, Ainsworth-Jenkins Holdings Inc. (“AJ Holdings”) and Mr. Ainsworth. Under the terms of the agreement, AJ Holdings is to be paid a consulting fee of CDN $5,000 per month.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options for each of our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, as of our fiscal year ended June 30, 2010:

Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price(1)	Option Expiration Date
Anthony Harvey Director, Chairman and CEO	948,000 131,667	- -	- -	$0.13 $0.95	Aug 20, 2014 Dec 2, 2012
Kurt Bordian CFO and Treasurer	395,000 131,667	- -	- -	$0.13 $0.95	Aug 20, 2014 Dec 2, 2012
Benjamin Ainsworth Director, President and Secretary	474,000 131,667	- -	- -	$0.13 $0.95	Aug 20, 2014 Dec 2, 2012
Note:
(1)	Amounts have been adjusted to reflect a 79-for-100 reverse split completed on November 24, 2010.

Director Compensation

The following table sets forth the compensation paid to our directors for the fiscal year ended June 30, 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compen- sation Earnings ($)	All Other Compen- sation ($)	Total ($)
Andrew Malim(1)	-	-	35,377	-	-	-	35,377
Bryan Wilson	-	-	26,533	-	-	-	26,533
Milton Datsopoulos(2)	-	-	26,533	-	-	-	26,533
James E. Yates	-	-	35,377	-	-	-	35,377
Notes:
(1)	On January 26, 2010, Andrew Malim resigned as a member of our Board of Directors.
(2)	On May 17, 2011, Milton Datsopoulos resigned as a member of our Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of August 9, 2011 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, (iii) each of our named executive officers; and (iv) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock(1)
Directors and Officers
Common Stock	Anthony Harvey Director, Chairman and Chief Executive Officer	3,915,098 shares Direct and Indirect(2)	5.6%
Common Stock	Benjamin Ainsworth Director, President and Secretary	1,159,082 shares Direct(3)	1.7%
Common Stock	Kurt Bordian Chief Financial Officer and Treasurer	847,934 shares Direct(4)	1.2%
Common Stock	Bryan Wilson Director	368,667 shares Direct(5)	*
Common Stock	James Yates Director	1,015,000 shares Direct and Indirect(6)	1.5%
Common Stock	All Officers and Directors as a Group (6 persons)	7,305,781 shares	10.2%
5% Stockholders
Common Stock	Anthony Harvey Suite 408, 1199 West Pender Street Vancouver, BC V6E 2R1	3,915,098 shares Direct and Indirect(2)	5.6%
Common Stock	Cornucopia Holdings Limited Herrengasse 2 PO Box 562 Vaduz, Liechtenstein FL 9490	4,187,000 shares Direct	6.1%
Common Stock	Knightwall Invest Inc. 3076 Sir Francis Drakes Highway Road Town, Tortola BVI	4,937,500 shares Direct	7.2%

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock(1)
Common Stock	Centrum Bank AG Kirchstrasse 3 9490 Vaduz Principality of Liechtenstein	12,744,967 shares Direct	18.6%
Notes:
*	Less than 1%.
(1)

Applicable percentage of ownership is based on 68,396,934 shares of common stock outstanding as of August 9, 2011 together with securities exercisable or convertible into shares of Common Stock within 60 days of August 9, 2011 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of August 9, 2011 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)

The number of shares listed as beneficially owned by Mr. Harvey consists of: (i) 1,507,584 shares of common stock owned directly by Mr. Harvey; (ii) 857,142 shares held by ARH Management Ltd., a company controlled by Mr. Harvey; (iii) 42,134 shares of common stock held by Mr. Harvey’s spouse; (iv) the option to purchase 131,667 shares of common stock at a price of $0.95 per share until December 2, 2012; (v) the option to purchase 948,000 shares of common stock at a price of $0.13 per share until August 20, 2014; and (vi) warrants to purchase 428,571 shares of common stock at a price of CDN $0.50 per share until January 8, 2013 by ARH Management Ltd.

(3)

The number of shares listed as beneficially owned by Mr. Ainsworth consists of: (i) 537,915 shares of common stock owned directly by Mr. Ainsworth; (ii) options to purchase 131,667 shares of common stock at a price of $0.95 per share until December 2, 2012; and (iii) options to purchase 474,000 shares of common stock at a price of $0.13 per share until August 20, 2014.

(4)

The number of shares listed as beneficially owned by Mr. Bordian consists of: (i) 321,267 shares of common stock owned directly by Mr. Bordian; (ii) options to purchase 131,667 shares of common stock at $0.75 per share until December 2, 2012 and (iii) the option to purchase 395,000 shares of common stock at $0.10 per share until August 20, 2014.

(5)

The number of shares listed as beneficially owned by Mr. Wilson consists of: (i) 79,000 shares of common stock held directly by Mr. Wilson; (ii) options to purchase 52,667 shares of common stock at a price of $0.95 per share until December 2, 2012; and (iv) options to purchase 237,000 shares of common stock at a price of $0.13 per share until August 20, 2014.

(6)

The number of shares listed as beneficially owned by Mr. Yates consists of: (i) 237,000 shares of common stock owned directly by Mr. Yates; (ii) 387,000 shares of common stock held by Mr. Yates’ spouse; (iii) options to purchase 387,000 shares of common stock at a price of $0.13 per share until August 20, 2014.

Changes in Control

We are not aware of any arrangement which may result in a change in control in the future.

RELATED TRANSACTIONS

None of the following parties has, during the past two fiscal years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than as noted in this section:

(i)	Any of our directors or executive officers;
(ii)	Any person proposed as a nominee for election as a director;
(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
(iv)	Any of our promoters; and
(v)	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

As at June 30, 2010, we are indebted to Mr. Harvey, our CEO, Chairman and a member of our Board of Directors, in the principal amount of $146,144 (CDN$155,000) for unpaid consulting fees. This amount is non-interest bearing, unsecured and due on demand.

As at June 30, 2010, we are indebted to Mr. Ainsworth, our President, Secretary and a member of Board of Directors, in the amount of $146,144 (CDN$155,000) for unpaid consulting fees. This amount is non-interest bearing, unsecured and due on demand.

DIRECTOR INDEPENDENCE

Our common stock is listed on the TSX Venture Exchange, which requires us to have a minimum of two independent directors. For the purpose of determining director independence, we have adopted the independence requirements of Canadian National Instrument 52-110 – Audit Committees (“NI 52-110”) as we are a reporting issuer in the provinces of British Columbia and Alberta. NI 52-110 recommends that the Board of Directors of a public company be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a director’s independent judgment. James E. Yates and Bryan Wilson are independent directors, as aside from shares held by them, they have no ongoing interest or relationship with us other than serving as a director. Anthony Harvey and Benjamin Ainsworth are not independent directors because of their respective positions as CEO and President.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of Canyon. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving Canyon, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the SEC at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. Our Registration Statement and the referenced exhibits can also be found on this website. Our website is located at http://www.canyoncc.com.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws provide that we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2011

PROSPECTUS

CANYON COPPER CORP.

9,897,555 SHARES OF COMMON STOCK

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this Offering are as follows:

Expenses(1)	US($)
SEC Registration Fee	275.79
Transfer Agent Fees	2,000
Accounting Fees and Expenses	2,000
Legal Fees and Expenses	15,000
Miscellaneous	5,000
Total	24,275.79

Note:
(1)        All amounts are estimates, other than the SEC's registration fee.

We are paying all expenses of the Offering listed above. No portion of these expenses will be paid by the selling security holders. The selling security holders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the NRS and our bylaws.

Under the NRS, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)	a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest;

(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)	a transaction from which the director derived an improper personal profit; and

(4)	willful misconduct.

Our bylaws provide that we shall indemnify our directors and officers to the fullest extent not prohibited by the Nevada Revised Statutes provided that, except where such indemnification is required pursuant to the provisions of the Nevada Revised Statutes, we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless the person: (i) acted honestly and in good faith with a view to our best interests, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that the person’s conduct was lawful.

Advance of Expenses

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our Bylaws or otherwise.

Our bylaws provide that no advance shall be made by the Corporation to an officer of us (except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to our best interests.

Insurance

To the fullest extent permitted by the Nevada Revised Statutes, we, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our Bylaws.

RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we completed the following sales of unregistered securities (all amounts have been adjusted to reflect a one-for-three reverse split effective May 15, 2009 and a 79-for-100 reverse split effective November 24, 2011):

1.

On August 18, 2008, we completed a private placement of 1,633,333 units at a price of $0.31 per unit for total proceeds of $500,000. Each unit consisted of one share of our common stock and one share purchase warrant, entitling the holder to purchase one additional share of our common stock at a price of $0.46 per share for a period ending August 17, 2010. This private placement was completed pursuant to the provisions of Regulation S of the Securities Act.

2.

On June 30, 2009, we completed a private placement of 15,513,978 units to settle outstanding indebtedness of $785,517. Each unit consisted of one share and one-half share purchase warrant, with each whole share purchase warrant entitling the holder to purchase one additional share at a price of $0.08 per share until June 30, 2011. This private placement was completed pursuant to the provisions of Regulation S of the Securities Act.

3.

On June 30, 2009, we completed a private placement of 15,549,750 shares of our common stock at a price of $0.05 per share for total proceeds of $681,000. This private placement was completed pursuant to the provisions of Regulation S of the Securities Act.

4.

On August 10, 2009, we completed a private placement of 10,151,500 shares of our common stock at a price of $0.05 per share for total proceeds of $514,000. This private placement was completed pursuant to the provisions of Regulation S of the Securities Act.

5.

On August 31, 2009, we completed a private placement of 1,086,250 shares of our common stock at a price of $0.05 per share for total proceeds of $55,000. This private placement was completed pursuant to the provisions of Regulation S of the Securities Act.

6.

On May 11, 2011, we completed a private placement of 3,206,602 units at a price of CDN $0.35 per unit for total proceeds of CDN $1,112,310.70. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until November 10, 2012. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

7.

On May 11, 2011, we completed a private placement of 142,857 units at a price of CDN $0.35 per unit for total proceeds of approximately CDN $50,000 to a person that was a member of our Board of Directors at the time of issuance. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until November 10, 2012. The issuance was completed pursuant to the provisions of Section 4(2) of the Securities Act.

8.

On June 8, 2011, we completed a private placement of 97,856 units at a price of CDN $0.35 per unit for total proceeds of CDN $34,250. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until December 7, 2012. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

9.

On July 8, 2011, we completed a private placement of 857,142 units at a price of CDN $0.35 per unit for gross proceeds of CDN $300,000 to a company owned by Anthony Harvey, Chairman, CEO and a member of our Board of Directors. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 8, 2013. This issuance was completed pursuant to the provisions of Regulation S of the Securities Act.

10.

On July 13, 2011, we completed a private placement of 2,164,071 units at a price of CDN $0.35 per unit for gross proceeds of CDN $757,424.85. Each unit consisted of one share of common stock and one-half of one non-transferable Warrant. Each whole Warrant entitles the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 13, 2013. The issuance was completed pursuant to the provisions of Regulation S of the Securities Act. In connection with the offering, we issued an option to purchase 129,844 units at a price of CDN $0.35 per unit until January 13, 2013 (the “Agent’s Option”). On exercise of the Agent’s Option, each unit will consist of one share of our common stock and one-half of one non-transferable Warrant (the “Agent’s Warrants”). Each whole Agent’s Warrant will entitle the holder to purchase one additional share of common stock at a price of CDN $0.50 per share until January 13, 2013. The issuance of the Agent’s Option was completed pursuant to Regulation S of the Securities Act.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number	Description of Exhibit

3.1	Amended and Restated Articles of Incorporation.(6)

3.2	Certificate of Change Pursuant to NRS 78.209 decreasing the authorized capital of common stock to 166,666,666 shares, par value $0.00001 per share.(8)

3.3	Certificate of Change Pursuant to NRS 78.209 decreasing the authorized capital of common stock to 131,666,666 shares, par value $0.00001 per share.(11)

3.4	Amended and Restated Bylaws.(14)

4.1	Specimen Stock Certificate.

5.1	Opinion of O’Neill Law Group PLLC with consent to use.

10.1	Convertible Preferred Stock Purchase Agreement dated July 29, 2004 between the Company and Langley Park Investments PLC.(3)

10.2	Property Option Agreement dated March 18, 2004 among the Company, Robert & Sharon Weicker, Kurt & Tami Schendel, and Nevada Sunrise LLC (New York Canyon Project).(2)

10.3	Lease Agreement dated July 21, 2004 between the Company and Jaycor Mining, Inc.(4)

10.4	Consulting Agreement dated January 6, 2006 between the Company and Kurt Bordian.(5)

10.5	Quitclaim Deed for the New York Canyon Project dated March 12, 2007.(7)

10.6	Purchase and Sale Agreement dated August 5, 2010 between Canyon Copper Corp. and ESO Uranium Corp.(9)

10.7	Loan Agreement dated for reference October 7, 2010 between Canyon Copper Corp. and Anthony Harvey.(10)

10.8	Promissory Note dated for reference October 7, 2010 between Canyon Copper Corp. and Anthony Harvey for the loan of $50,000 (USD).(10)

Exhibit
Number	Description of Exhibit

10.9	Loan Agreement dated November 22, 2010 between Canyon Copper Corp. and Anthony Harvey.(11)

10.10	Promissory Note dated November 22, 2010 between Canyon Copper Corp. and Anthony Harvey for the loan of $75,000 (CDN).(11)

10.11	Loan Agreement dated January 19, 2011 between Canyon Copper Corp. and Anthony Harvey.(12)

10.12	Promissory Note dated January 19, 2011 between Canyon Copper Corp. and Anthony Harvey for the loan of $75,000 (CDN).(12)

10.13	Engagement letter dated January 26, 2011 between MGI Securities Inc. and Canyon Copper Corp.(13)

10.14	Sponsorship Engagement Letter dated January 26, 2011 between MGI Securities Inc. and Canyon Copper Corp.(13)

10.15	Amended and Restated 2009 Stock Option Plan.(14)

10.16	Agency Agreement dated May 26, 2011 between MGI Securities Inc. and Canyon Copper Corp.

14.1	Code of Ethics.(1)

23.1	Consent of Saturna Group Chartered Accountants LLP.

23.2	Consent of Manning Elliott LLP.

23.3	Consent of Chris Broili.

23.4	Consent of Mel Klohn.

23.5	Consent of Gary Giroux.

99.1	Audit Committee Charter.(1)

99.2	Disclosure Committee Charter.(1)
Notes:
(1)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on August 26, 2003.
(2)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on April 8, 2004.
(3)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on August 20, 2004.
(4)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on October 8, 2004.
(5)	Filed with the SEC as an exhibit to our Quarterly Report on Form 10-QSB filed on February 16, 2006.
(6)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on October 13, 2006.
(7)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on March 26, 2007.
(8)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on May 19, 2009.
(9)	Filed with the SEC as an exhibit to our Annual Report on Form 10-K filed on September 28, 2010.
(10)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on October 13, 2010.
(11)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on November 29, 2010.
(12)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on January 21, 2011.
(13)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on January 31, 2011.
(14)	Filed with the SEC as an exhibit to our Quarterly Report on Form 10-Q filed on May 9, 2011.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For the purposes of determining liability under the Securities Act for any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, Province of British Columbia, Canada, on August 12, 2011.

CANYON COPPER CORP.

By:	/s/ Anthony Harvey
ANTHONY HARVEY
Chairman and Chief Executive Officer
Director
(Principal Executive Officer)
Date:

By:	/s/ Kurt Bordian
KURT BORDIAN
Chief Financial Officer
(Principal Financial Officer)
Date:

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Chairman, Chief Executive Officer and
/s/ Anthony Harvey	Director	August 12, 2011
ANTHONY HARVEY	(Principal Executive Officer)

/s/ Benjamin Ainsworth	President, Secretary and Director	August 12, 2011
BENJAMIN AINSWORTH

/s/ Kurt Bordian	Chief Financial Officer and Treasurer	August 12, 2011
KURT BORDIAN	(Principal Financial Officer)

/s/ Bryan Wilson		August 12, 2011
BRYAN WILSON	Director

/s/ James Yates		August 12, 2011
JAMES YATES	Director